

Subject to Completion, dated July , 2014

PROSPECTUS

Westlake Chemical Partners

Westlake Chemical Partners LP

11,250,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of common units representing limited partner interests of Westlake Chemical Partners LP. We are offering 11,250,000 common units. We were recently formed by Westlake Chemical Corporation ("Westlake") and, prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $19.00 and $21.00 per common unit. We have applied to list our common units on the New York Stock Exchange under the symbol "WLKP."

Investing in our common units involves risks. Please read "Risk Factors" beginning on page 21

These risks include the following:

- We are substantially dependent on Westlake for our cash flows. If Westlake does not pay us under the terms of the ethylene sales agreement (the "Ethylene Sales Agreement") or if our assets fail to perform as intended, we may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.
- On a pro forma basis we would not have had sufficient adjusted current earnings to pay the full minimum quarterly distribution on all units for the year ended December 31, 2013 and the three-month periods ended March 31, 2013, September 30, 2013 and March 31, 2014, with shortfalls of $1.4 million for the year ended December 31, 2013 and $3.1 million, $0.1 million and $0.6 million for the three month periods ended March 31, 2013, September 30, 2013 and March 31, 2014, respectively.
- Westlake Chemical OpCo LP ("OpCo"), a partnership between Westlake and us, is a restricted subsidiary and guarantor under Westlake's credit facility and the indentures governing its senior notes. Restrictions in the credit facility and indentures could limit OpCo's ability to make distributions to us.
- Our production facilities process volatile and hazardous materials that subject us to operating risks that could adversely affect our operating results.
- Westlake owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Westlake, have conflicts of interest with us and limited duties, and they may favor their own interests to our detriment and that of our unitholders.
- Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.
- Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.
- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.
- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our cash available for distribution would be substantially reduced.
- Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Westlake Chemical Partners LP (before expenses)(2)	$	$

(1) Excludes a structuring fee of 0.375% of the gross proceeds of this offering payable to Barclays Capital Inc. and UBS Securities LLC. We refer you to "Underwriting" beginning on page 173 of this prospectus for additional information regarding underwriter compensation.

(2) We expect that $207.1 million, or 92.1%, of the offering proceeds will be available to us after the deduction of all fees, commissions, expenses, compensation and payment to affiliates. Please read "Use of Proceeds" on page 44.

The underwriters may purchase up to an additional 1,687,500 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about , 2014 through the book-entry facilities of The Depository Trust Company.

Barclays **UBS Investment Bank**

BofA Merrill Lynch **Deutsche Bank Securities** **Morgan Stanley**

Goldman, Sachs & Co. **J.P. Morgan** **Wells Fargo Securities**

Prospectus dated , 2014

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in our common units. While this summary highlights what we consider to be the most important information about us, you should read the entire prospectus carefully, including the historical combined carve-out and unaudited pro forma combined carve-out financial statements and the notes to those financial statements. The information presented in this prospectus assumes (i) an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and (ii) unless otherwise indicated, that the underwriters' option to purchase additional common units is not exercised. You should read "Risk Factors" beginning on page 21 for more information about important risks that you should consider carefully before investing in our common units.

Unless the context otherwise requires, references in this prospectus to "our partnership," "our," "us," "we" or like terms refer to "Westlake Chemical Partners LP" and, unless otherwise specified, Westlake Chemical OpCo LP and Westlake Chemical OpCo GP LLC. When used in a historical context, "our," "us," "we" or like terms refer to the ethylene business, including feedstock costs and revenue associated with the sale of ethylene and co-products, conducted by Westlake Chemical Corporation and its subsidiaries, a portion of which will be contributed to Westlake Chemical OpCo LP in connection with the closing of this offering. References in this prospectus to "our general partner" refer to Westlake Chemical Partners GP LLC. References to "OpCo" refer to Westlake Chemical OpCo LP, which is a newly created limited partnership owned by us and Westlake Chemical Corporation and its subsidiaries. References to "Westlake" refer collectively to Westlake Chemical Corporation and its subsidiaries, other than us, our general partner, OpCo and Westlake Chemical OpCo GP LLC, OpCo's general partner. We will own a 10% limited partner interest and the general partner interest in OpCo. We will consolidate OpCo in our financial statements. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the "Glossary of Terms" attached as Appendix B to this prospectus.

Westlake Chemical Partners LP

Overview

We are a Delaware limited partnership recently formed by Westlake to operate, acquire and develop ethylene production facilities and related assets. Westlake is a vertically integrated, international manufacturer and marketer of basic chemicals, polymers, and fabricated building products. Our business and operations are conducted through OpCo, a recently formed partnership between Westlake and us. At the consummation of this offering, our assets will consist of a 10% limited partner interest in OpCo as well as the general partner interest in OpCo. Because we own OpCo's general partner, we have control over all of OpCo's assets and operations. Westlake has retained a 90% limited partner interest in OpCo and will retain a significant interest in us through its ownership of our general partner as well as 55.7% of our limited partner units (consisting of 1,436,115 common units and all of the subordinated units) and our incentive distribution rights.

OpCo's assets will be comprised of three ethylene production facilities, which convert primarily ethane into ethylene, with an aggregate annual capacity of approximately 3.4 billion pounds and a 200-mile ethylene pipeline. OpCo will derive substantially all of its revenue from its ethylene production facilities. Ethylene is the world's most widely used petrochemical in terms of volume and is a key building block used to produce a number of key derivatives, such as polyethylene ("PE") and polyvinyl chloride ("PVC"), which are used in a wide variety of end markets including packaging, construction and transportation. Westlake's downstream PE and PVC production facilities will consume a substantial majority of the ethylene produced by OpCo. OpCo

- **Increase our Ownership of OpCo**. We intend to increase our ownership interest in OpCo over time either by purchasing newly issued interests from OpCo or by purchasing outstanding interests in OpCo from Westlake.

- **Pursue Growth Opportunities Through Acquisitions**. We intend to pursue acquisitions of complementary assets from third parties. Such acquisitions could be pursued independently by OpCo, independently by us or jointly with Westlake.

Competitive Strengths

We believe we are well positioned to execute our business strategies based on the following competitive strengths:

- **Stable and Predictable Cash Flows from OpCo**. The Ethylene Sales Agreement is designed to cover our costs and provide a $0.10 margin per pound on a substantial majority of the ethylene we produce, reducing our exposure to commodity price volatility and promoting more stable cash flow. Westlake is obligated to purchase 95% of our planned ethylene production. In addition, Westlake is expected to exercise its option to purchase 95% of our excess production. We believe each of those factors should result in more stable cash flows.

  Each of OpCo's ethylene production facilities requires turnaround maintenance on average every five years. OpCo intends to reserve approximately $29.3 million per year to fund these turnaround expenditures. Reserving these amounts should enable OpCo to maintain steady cash flows for distributions while funding these significant non-annual expenditures. We intend to use $55.4 million from the proceeds of this offering to fund OpCo's initial balance for this turnaround reserve. Westlake's purchase price for ethylene purchased under the Ethylene Sales Agreement will include a component (adjusted annually) designed to cover, over the long term, substantially all of OpCo's turnaround expenditures.

- **Strategic Relationship with Westlake**. We have a strategic relationship with Westlake, which we believe will provide both us and OpCo with a stable base of cash flows as well as opportunities for growth. Westlake has an investment grade credit rating and is well-capitalized. Westlake will own 55.7% of our limited partner units (consisting of 1,436,115 common units and all of the subordinated units), our incentive distribution rights and our general partner. OpCo's ethylene production facilities are a critical supply source for Westlake's production of diversified downstream products including PE and PVC and this vertical integration enables Westlake to capture the economic value of the entire ethylene value chain. In particular, we expect to benefit from the following aspects of our relationship with Westlake:

  - **Attractive Downstream Polyethylene Product Mix**. Westlake focuses on a low-density PE ("LDPE") and linear low-density PE ("LLDPE") product mix. LDPE has enjoyed higher margins than LLDPE and high-density PE ("HDPE"), the more commoditized PE grades. A majority of Westlake's production is LDPE. Westlake is a leading producer of LDPE by capacity in North America and predominantly uses the autoclave technology (as opposed to tubular technology), which is capable of producing higher margin specialty PE products. Autoclave LDPE is a more specialized form of LDPE that feeds into a broad array of end products. In contrast, tubular LDPE is a more commoditized form of LDPE with a narrower range of applications. Approximately 80% of Westlake's LDPE production is autoclave. Furthermore, most announced LDPE industry capacity additions in North American are projected to be tubular LDPE.

- **Highly Integrated Polymers and Vinyls Chain**. Westlake is highly integrated along its PVC production chain. Most U.S.-based PVC producers including Westlake internally produce their chlorine requirements, but most rely on the merchant market for their ethylene requirements. Westlake, however, is substantially integrated into ethylene as well. As a result, Westlake enjoys operational and cost advantages relative to non-ethylene integrated PVC producers. Westlake's vinyls, PVC and downstream PVC building products businesses are well positioned to capitalize on improvements in the construction market, which could drive additional usage of ethylene.

  - **Acquisition and Growth Opportunities**. Immediately after this offering we will own a 10% limited partner interest in OpCo. The opportunity to acquire additional ownership interests in OpCo is an important potential source of our future growth, although Westlake has no obligation to sell additional interests in OpCo to us.

  - **Access to Operational and Industry Expertise**. We expect to benefit from Westlake's extensive operational, commercial and technical expertise, as well as its industry relationships, as we seek to optimize and expand OpCo's existing asset base.

- **Well Maintained Assets with Long History of Reliable Operations**. OpCo continually invests in the maintenance and integrity of its assets. OpCo's ethylene production facilities have operated on average above the industry average operating rate of 86.4% since 2005. OpCo conducts regularly scheduled turnarounds at each of its ethylene production facilities to perform planned major maintenance activities. OpCo is also continually focused on improving its asset portfolio and cost position. At Calvert City Olefins, OpCo recently completed an expansion and feedstock conversion project that resulted in a 180 million pound capacity expansion and also provided OpCo with 100% ethane feedstock capability. In addition, OpCo plans to expand Petro 1 by approximately 250 million pounds in late 2015 or early 2016.

- **Strategically Located Assets**. OpCo benefits from the strategic location of its ethylene production facilities, which allows it to access low-cost ethane from the Gulf Coast and the Marcellus and Utica shale formations. Petro 1 and Petro 2 are both large-scale facilities with abundant feedstock sourcing capabilities given their proximity to Mont Belvieu, the largest NGLs hub on the Gulf Coast. Westlake currently supplies feedstock to Lake Charles Olefins through several pipelines from a variety of suppliers in Texas and Louisiana. Additionally, Calvert City Olefins is connected to the ATEX pipeline, allowing OpCo to use ethane feedstocks from the Marcellus and Utica shale formations. Westlake's Calvert City complex is one of the few PVC plants outside the Gulf Coast, and it is also the only fully integrated vinyls complex located outside of the Gulf Coast, giving it a shipping advantage for certain key markets, such as the Midwest, the Northeast and Canada. OpCo recently completed an expansion and feedstock conversion project at this facility, which increased its ethylene production and enabled it to take advantage of low-cost ethane production from the Marcellus and Utica shale formations.

- **Conservative Financial Profile**. OpCo has a $600.0 million intercompany credit agreement with Westlake that may be used to fund growth projects and working capital needs. We expect to have $246.5 million of indebtedness at the closing of this offering and believe that our access to the debt and equity capital markets should provide us with the financial flexibility necessary to pursue organic expansion and acquisition opportunities. Westlake is a well-capitalized, credit worthy sponsor with an investment grade credit rating and a significant amount of liquidity. Westlake had cash, cash equivalents and current marketable securities of $776.3 million as of March 31, 2014. Westlake may also provide direct and indirect financing to us from time to time.

- **Experienced Management Team**. Our management team consists of senior officers of Westlake, who average over 28 years of experience in the petrochemical industry. We believe the level of operational and financial expertise of our management team will prove critical in successfully executing our business strategies.

Our Relationship With Westlake

Our principal strength is our relationship with Westlake. Westlake is a vertically integrated, international manufacturer and marketer of basic chemicals, polymers and fabricated building products. Westlake benefits from highly integrated production facilities that allow it to process raw materials into higher value-added chemicals and building products. As of March 31, 2014, Westlake had 13.6 billion pounds per year of aggregate production capacity at 15 manufacturing sites in North America as well as a 59% interest in a joint venture that operates a vinyls facility in China. For the three months ended March 31, 2014 and the year ended December 31, 2013, Westlake had consolidated revenues of approximately $1.0 billion and $3.8 billion, respectively, and net income of $158.0 million and $610.4 million, respectively. Westlake's common stock trades on the New York Stock Exchange ("NYSE") under the symbol "WLK."

Westlake will retain a significant interest in us through its ownership of 55.7% of our limited partner units (consisting of 1,436,115 common units and all of the subordinated units), our incentive distribution rights and our general partner. We believe Westlake will promote and support the successful execution of our business strategies because of its significant ownership in us and our general partner and its intention to use us to grow its ethylene business. We believe Westlake will offer us the opportunity to purchase additional assets from it, including additional interests in OpCo, although it is under no obligation to do so. We also may have the opportunity to pursue acquisitions which could be effected jointly with Westlake.

We will enter into an omnibus agreement with Westlake in connection with this offering. Under the omnibus agreement, Westlake will agree to indemnify OpCo for certain environmental and other liabilities relating to OpCo's ethylene production facilities and related assets and OpCo will indemnify Westlake for certain environmental liabilities for which Westlake is not otherwise obligated to indemnify OpCo and certain other losses and liabilities resulting from Westlake providing services to OpCo. We or OpCo will enter into a number of agreements with Westlake in connection with this offering, including the Ethylene Sales Agreement described under "—Our Ethylene Sales Agreement with Westlake" and the Feedstock Supply Agreement. Please read "Certain Relationships and Related Transactions."

While our relationship with Westlake and its subsidiaries is a significant strength, it is also a source of potential conflicts. Please read "Conflicts of Interest and Fiduciary Duties."

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax consequences of our common units. You should carefully consider the following risks, the risks described in "Risk Factors" and the other information in this prospectus before deciding whether to invest in our common units.

Risks Inherent in Our Business

- We are substantially dependent on Westlake for our cash flows. If Westlake does not pay us under the terms of the Ethylene Sales Agreement or if our assets fail to perform as intended, we may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

- On a pro forma basis we would not have had sufficient adjusted current earnings to pay the full minimum quarterly distribution on all units for the year ended December 31, 2013 and for the three-month periods ended March 31, 2013, September 30, 2013 and March 31, 2014, with shortfalls of $1.4 million for the year ended December 31, 2013 and $3.1 million, $0.1 million and $0.6 million for the three-month periods ended March 31, 2013, September 30, 2013 and March 31, 2014, respectively.

- OpCo is subject to the credit risk of Westlake on a substantial majority of its revenues, and Westlake's leverage and creditworthiness could adversely affect our ability to make distributions to our unitholders.

- OpCo is a restricted subsidiary and guarantor under Westlake's credit facility and the indentures governing its senior notes. Restrictions in the credit facility and indentures could limit OpCo's ability to make distributions to us.

- Substantially all of OpCo's sales are generated at three facilities located at two sites. Any adverse developments at any of these facilities or sites could have a material adverse effect on our results of operations and therefore our ability to distribute cash to unitholders.

- If OpCo is unable to renew or extend the Ethylene Sales Agreement beyond the initial 12-year term or the other agreements with Westlake upon expiration of these agreements, our ability to make distributions in the future could be materially adversely affected and the value of our units could decline.

- OpCo has the right to use the real property underlying Lake Charles Olefins and Calvert City Olefins pursuant to two, 50-year site lease agreements with Westlake. If OpCo is not able to renew the site lease agreements or if the site lease agreements are terminated by Westlake, OpCo may have to relocate Lake Charles Olefins and Calvert City Olefins, abandon the assets or sell the assets to Westlake.

- OpCo's ability to receive greater cash flows from increased production may be limited by the Ethylene Sales Agreement.

- Many of our assets have been in service for many years and require significant expenditures to maintain them. As a result, our maintenance or repair costs may increase in the future. In addition, while we intend to establish cash reserves in order to cover turnaround expenditures, the amounts we reserve may not be sufficient to fully cover such expenditures.

- Our production facilities process volatile and hazardous materials that subject us to operating risks that could adversely affect our operating results.

- Our operations and assets are subject to extensive environmental, health and safety laws and regulations.

Risks Inherent in an Investment in Us

- Westlake owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Westlake, have conflicts of interest with us and limited duties, and they may favor their own interests to our detriment and that of our unitholders.

- The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

- Westlake and other affiliates of our general partner may compete with us.

- Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

- Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

- Unitholders will experience immediate and substantial dilution of $17.52 per common unit.

- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law.

For a more detailed description of the conflicts of interest and duties of our general partner and its directors and officers, please read "Conflicts of Interest and Fiduciary Duties." For a description of other relationships with our affiliates, please read "Certain Relationships and Related Transactions."

Principal Executive Offices and Internet Address

Our principal executive offices are located at 2801 Post Oak Boulevard, Suite 600, Houston, Texas 77056, and our telephone number is (713) 960-9111. Our website address will be http://www.   .com. We intend to make our periodic reports and other information filed with or furnished to the U.S. Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed in March 2014 by Westlake to own and operate certain of the businesses that have historically been conducted by Westlake.

At or prior to the closing of this offering:

- Westlake will cause to be transferred to OpCo Lake Charles Olefins, Calvert City Olefins and the Longview Pipeline;

- OpCo will enter into the Ethylene Sales Agreement with Westlake pursuant to which Westlake will commit to purchase ethylene from OpCo; and

- OpCo will enter into the Feedstock Supply Agreement, omnibus agreement, site lease agreements and other agreements with Westlake relating to the purchase and supply of ethane and other feedstocks, the operation of OpCo's ethylene production facilities, the sharing of various site services and other matters.

For further details on our agreements with Westlake and its affiliates, please read "Business—Agreements with Affiliates" and "Certain Relationships and Related Transactions."

In connection with the closing of this offering, the following will occur:

- Westlake (which currently owns all of OpCo's limited partner interests) will contribute a 5.6% limited partner interest in OpCo to us;

- Westlake will contribute OpCo's general partner to us;

- in exchange for Westlake's contribution, we will issue to Westlake 1,436,115 common units, all subordinated units and all of our incentive distribution rights;

- we will issue 11,250,000 common units to the public;

- we will receive gross proceeds of $225.0 million from the issuance and sale of 11,250,000 common units at an assumed initial offering price of $20.00 per unit (the mid-point of the price range set forth on the cover page of this prospectus);

- we will use $17.9 million of the proceeds from this offering to pay underwriting discounts, a structuring fee and estimated offering expenses;

- we will use $207.1 million of the proceeds from this offering to purchase from OpCo an additional 4.4% limited partner interest in OpCo (resulting in us owning a 10% limited partner interest), of which OpCo will use $55.4 million to establish an initial cash reserve for turnaround expenditures and $151.7 to reimburse Westlake for certain pre-formation capital expenditures with respect to the assets contributed to OpCo;

- we and OpCo will enter into an omnibus agreement with Westlake, our general partner and other affiliates governing, among other things, indemnification obligations; and

- OpCo will enter into a credit facility with Westlake.

We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,687,500 additional common units. Any net proceeds received from the exercise of this option will be used to purchase an additional limited partner interest in OpCo. The amount of the additional interest purchased will depend on the amount of the option exercised, and will be calculated at approximately 0.4% purchased for each one million of additional common units purchased by the underwriters. If the underwriters exercise their option to purchase additional common units in full, we would purchase an additional 0.6% limited partner interest in OpCo.

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions.



Public Common Units	....	44.3%[1]
Interests of Westlake:		
Common Units	....	5.7%[1]
Subordinated Units	....	50.0%[1]
Non-Economic General Partner Interest	....	0.0%[2]
Incentive Distribution Rights	....	— [3]
		100.0%

(1) Assumes no exercise of the underwriters' option to purchase additional common units. If the underwriters exercise their option to purchase additional common units in full, the public common units will represent a 47.8% limited partner interest in us and the common units and subordinated units held by Westlake will represent 5.3% and 46.9% limited partner interests, respectively, in us.

(2) Our general partner owns a non-economic general partner interest in us. Please read "How We Make Distributions To Our Partners—General Partner Interest."

(3) Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read "How We Make Distributions To Our Partners—Incentive Distribution Rights." Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. All of our incentive distribution rights will be issued to Westlake.

The Offering

Common units offered to the public. . . . . 11,250,000 common units.

12,937,500 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering . . . . 12,686,115 common units (or 14,373,615 common units if the underwriters' option to purchase additional common units is exercised in full) and 12,686,115 subordinated units for a total of 25,372,230 limited partner units (or 27,059,730 limited partner units if the underwriters' option to purchase additional common units is exercised in full).

Use of proceeds . . . . We intend to use the estimated net proceeds of approximately $207.1 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts, structuring fee and offering expenses, to purchase from OpCo a 4.4% limited partner interest in OpCo. The 4.4% interest in OpCo purchased with the proceeds from this offering, when combined with the 5.6% interest in OpCo contributed to us in connection with the formation transactions, will result in our ownership of a 10% limited partner interest in OpCo following the closing of this offering.

OpCo will use $55.4 million to establish a cash reserve for turnaround expenditures and $151.7 million to reimburse Westlake for capital expenditures it incurred with respect to certain of the assets contributed to OpCo.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $31.6 million (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to purchase an additional limited partner interest in OpCo, and OpCo will use such net proceeds to first reimburse any remaining unreimbursed capital expenditures and then to repay intercompany debt to Westlake. Please read "Use of Proceeds."

Cash distributions . . . . Within 60 days after the end of each quarter, beginning with the quarter ending September 30, 2014 we expect to make a minimum quarterly distribution of $0.2750 per common unit and subordinated unit ($1.10 per common unit and subordinated unit on an annualized basis) to unitholders of record on the applicable record date. For the first quarter that we are publicly traded, we will pay a prorated distribution covering the period from the completion of this offering through September 30, 2014, based on the actual length of that period.

The board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be paid to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail in "Cash Distribution Policy and Restrictions on Distributions."

Our partnership agreement generally provides that we will distribute cash each quarter during the subordination period in the following manner:

- *first*, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.2750, plus any arrearages from prior quarters;

- *second*, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.2750; and

- *third*, to the holders of common and subordinated units, pro rata, until each unit has received a distribution of $0.3163.

If cash distributions to our unitholders exceed $0.3163 per common unit and subordinated unit in any quarter, our unitholders and Westlake, as the holder of our incentive distribution rights (or IDRs), will receive distributions according to the following percentage allocations:

	Marginal Percentage Interest in Distributions	
Total Quarterly Distribution Target Amount	**Unitholders**	**IDR Holders**
above $0.3163 up to $0.3438	85.0%	15.0%
above $0.3438 up to $0.4125	75.0%	25.0%
above $0.4125	50.0%	50.0%

We refer to the additional increasing distributions to Westlake as "incentive distributions." Please read "How We Make Distributions To Our Partners—Incentive Distribution Rights."

The amount of adjusted current earnings we generated on a pro forma basis during the year ended December 31, 2013 and the twelve months ended March 31, 2014 would have been approximately $26.6 million and $29.1 million, respectively. These amounts would have been sufficient to pay 100% of the aggregate minimum quarterly distribution on all common units for those periods. However, our pro forma adjusted current earnings for the year ended December 31, 2013 would only allow us to pay aggregate cash distributions of $0.9968, or approximately 90.6% of the minimum quarterly distribution, on all of our subordinated units. Please read "Cash Distribution Policy and Restrictions on Distributions."

	We believe, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions," that we will have sufficient cash to pay the minimum quarterly distribution of $0.2750 on all of our common units and subordinated units for the twelve months ending June 30, 2015. However, we do not have a legal or contractual obligation to pay quarterly distributions at the minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read "Cash Distribution Policy and Restrictions on Distributions."
Subordinated Units	Westlake will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.
Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid an aggregate amount of at least the minimum quarterly distribution multiplied by the total number of outstanding common and subordinated units for each of three consecutive, non-overlapping four-quarter periods ending on or after June 30, 2017 and there are no outstanding arrearages on our common units.
	Notwithstanding the foregoing, the subordination period will end on the first business day after we have paid an aggregate amount of at least 150.0% of the minimum quarterly distribution on an annualized basis multiplied by the total number of outstanding common and subordinated units and we have earned that amount plus the related distribution on the incentive distribution rights, for any four-quarter period ending on or after June 30, 2015 and there are no outstanding arrearages on our common units.
	When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will thereafter no longer be entitled to arrearages.
Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read "Units Eligible for Future Sale" and "The Partnership Agreement—Issuance of Additional Interests."
Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed

except by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Westlake will own an aggregate of 55.7% of our outstanding units (or 52.2% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will give Westlake the ability to prevent the removal of our general partner. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide Westlake the ability to prevent the removal of our general partner. Please read "The Partnership Agreement—Voting Rights."

Limited call right . . . .

If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (i) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read "The Partnership Agreement—Limited Call Right."

Directed Unit Program . . . .

At our request, the underwriters have reserved up to 5% of the common units being offered by this prospectus for sale at the initial public offering price to the officers, directors and employees of our general partner and its affiliates and certain other persons associated with us, as designated by us. For further information regarding our directed unit program, please read "Underwriting."

Members of the Chao family or entities affiliated with such members, who in the aggregate beneficially own approximately 69% of Westlake's common stock, have indicated an interest in purchasing a portion of the common units being offered in this offering through our directed unit program.

Estimated ratio of taxable income to distributions . . . .

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2016, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.10 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.220 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could

Summary Historical and Pro Forma Combined Carve-out Financial and Operating Data

We were formed on March 14, 2014 and have had no operations since formation. Therefore, our historical financial data is not included in the following table. The following table shows summary historical combined carve-out financial data of the predecessor of Westlake Chemical Partners LP (the "Predecessor"). The following table also shows our summary unaudited pro forma combined carve-out financial data for the periods and as of the dates indicated. The summary historical combined carve-out balance sheet data presented as of December 31, 2013 and 2012 and the statement of operations data for the years ended December 31, 2013, 2012, and 2011 are derived from the audited historical combined carve-out financial statements of our Predecessor, which are included elsewhere in this prospectus. The summary historical combined carve-out balance sheet data presented as of March 31, 2013 and December 31, 2011 is derived from the unaudited historical combined carve-out financial statements of our Predecessor, which are not included in this prospectus. The summary historical combined carve-out balance sheet presented as of March 31, 2014 and the statement of operations data for the three months ended March 31, 2014 and 2013 are derived from the unaudited historical combined carve-out financial statements of our Predecessor, which are included elsewhere in this prospectus.

The summary historical combined carve-out financial statements of our Predecessor reflect Westlake's entire ethylene business, including, but not limited to, procuring feedstock, managing inventory and commodity risk and transporting ethylene from manufacturing facilities. Our assets on the closing date of the offering will consist only of our 10% limited partner interest in OpCo as well as the general partner interest in OpCo. OpCo's assets will consist of Lake Charles Olefins, Calvert City Olefins and the Longview Pipeline. OpCo's financial results will be consolidated into ours for financial reporting purposes. The following table should be read together with, and is qualified in its entirety by reference to, the historical unaudited and audited combined carve-out financial statements of the Predecessor and the accompanying notes included elsewhere in this prospectus. The following table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The summary unaudited pro forma combined carve-out financial data presented in the following table as of March 31, 2014, and for the three months ended March 31, 2014 and the year ended December 31, 2013, are derived from the unaudited pro forma combined carve-out financial statements included elsewhere in this prospectus. The unaudited pro forma combined carve-out balance sheet assumes the offering and the related transactions occurred as of March 31, 2014, and the unaudited pro forma combined carve-out statements of operations for three months ended March 31, 2014 and the year ended December 31, 2013, assumes the offering and the related transactions occurred as of January 1, 2013. These transactions include, and the unaudited pro forma combined carve-out financial statements give effect to, the following:

- Westlake's contribution to OpCo of Lake Charles Olefins, Calvert City Olefins and the Longview Pipeline;

- the transfer by Westlake to us of a limited partner interest in OpCo, and a 100% interest in Westlake Chemical OpCo GP LLC, which holds the general partner interest in OpCo, in exchange for the issuance by us to Westlake of 1,436,115 common units, 12,686,115 subordinated units and all of the incentive distribution rights;

- the consummation of this offering and our issuance of 11,250,000 common units to the public at an assumed initial offering price of $20.00 per unit (the mid-point of the price range set forth on the cover page of this prospectus) and the use of proceeds therefrom as described under "Use of Proceeds"; and

- OpCo's execution of the Ethylene Sales Agreement, omnibus agreement and services and secondment agreement with Westlake.

The unaudited pro forma combined carve-out financial statements do not give effect to an estimated $3.0 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate, publicly traded partnership, including costs associated with preparing and filing annual and quarterly reports to unit holders, financial statement audits, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees and independent director compensation.

The following table presents the non-GAAP financial measure of EBITDA, which we use in our business. For a definition of EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure."

	Westlake Chemical Partners LP Predecessor Historical					Westlake Chemical Partners LP Pro Forma	
	Three Months Ended March 31,		Year Ended December 31,			Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2013	2012	2011	2014	2013
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
			(dollars in thousands, except per unit data)				
Combined Carve-out Statement of Operations Data:							
Total net sales	$ 560,014	$500,917	$2,127,747	$2,249,098	$2,251,043	$333,346	$1,198,805
Gross profit	232,314	190,010	872,607	635,652	409,098	79,592	318,464
Selling, general and administrative expenses	7,778	6,171	25,451	24,103	24,312	6,252	18,942
Income from operations	224,536	183,839	847,156	611,549	384,786	73,340	299,522
Interest expense—Westlake	(3,591)	(950)	(8,032)	(8,937)	(8,947)	(1,583)	(2,531)
Other income (expense), net	1,252	4,045	7,701	4,186	2,804	(12)	(168)
Income before income taxes	222,197	186,934	846,825	606,798	378,643	71,745	296,823
Provision for income taxes	78,323	66,209	300,279	210,878	131,670	331	1,316
Net income	$ 143,874	$120,725	$ 546,546	$ 395,920	$ 246,973	$ 71,414	$ 295,507
Net income attributable to Westlake Chemical Partners LP						$ 7,141	$ 29,551
Limited partners' interest in net income attributable to Westlake Chemical Partners LP							
Common units						$ 3,571	$ 14,776
Subordinated units						$ 3,570	$ 14,775
Net income per limited partner unit (basic and diluted):							
Common units						$ 0.28	$ 1.16
Subordinated units						$ 0.28	$ 1.16
Combined Carve-out Balance Sheet Data (end of period):							
Working capital	$ 21,376	$(34,610)	$ 43,642	$ 40,336	$ 90,420	$ 61,434	
Total assets	1,020,402	916,271	1,041,474	834,843	800,376	862,897	
Total debt	302,357	83,398	252,973	253,000	253,000	160,164	
Net investment/Partners' capital	407,093	467,692	455,432	273,812	216,705	701,088	
Combined Carve-out Cash Flow Data:							
Cash flow from:							
Operating activities	$ 197,886	$162,991	$ 602,509	$ 496,821	$ 268,716		
Investing activities	(51,714)	(65,730)	(230,050)	(158,008)	(71,637)		
Financing activities	(146,172)	(97,261)	(372,459)	(338,813)	(197,079)		
Other Data:							
Depreciation and amortization	$ 19,014	$ 16,035	$ 73,463	$ 64,257	$ 57,193		
Capital expenditures	51,305	65,051	223,130	158,440	73,681		
EBITDA[1]	244,802	203,919	928,320	679,992	444,783	$ 90,902	$ 369,609
EBITDA attributable to Westlake Chemical Partners LP						$ 9,090	$ 36,961

(1) For a definition of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure."

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and adjusted current earnings could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in Our Business

We are substantially dependent on Westlake for our cash flows. If Westlake does not pay us under the terms of the Ethylene Sales Agreement or if our assets fail to perform as intended, we may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $0.2750 per unit, or $1.10 per unit per year, which will require total distributions of approximately $7.0 million per quarter, or $27.9 million per year, based on the number of common and subordinated units that will be outstanding after the completion of this offering.

Initially, all of our cash flow will be generated from cash distributions from OpCo, a partnership between us and Westlake, and a substantial majority of OpCo's cash flow will be generated from payments by Westlake under the Ethylene Sales Agreement. Westlake's obligations to purchase ethylene under the Ethylene Sales Agreement may be temporarily suspended to the extent OpCo is unable to perform its obligations caused by any of certain events outside the reasonable control of OpCo. Such events include, for example, acts of God or calamities which affect the operation of OpCo's facilities; certain labor difficulties (whether or not the demands of the employees are within the power of OpCo to concede); and governmental orders or laws. In addition, Westlake is not obligated to purchase ethylene with respect to any period during which OpCo's facilities are not operating due to scheduled or unscheduled maintenance or turnarounds (which occur approximately every five years) other than under certain circumstances relating to the occurrence of force majeure. We expect that each of OpCo's facilities will have a turnaround once every five years and will not operate for typically between 25 and 45 days during each turnaround. However, the duration of a turnaround may be longer. For example, the expansion of Petro 1, as described in "Business—OpCo's Assets—Lake Charles Olefins," is being completed in conjunction with a planned turnaround, which is expected to result in a downtime of between 75 and 80 days due to the expansion which will add 250 million pounds of capacity. A suspension of Westlake's obligations under the Ethylene Sales Agreement, including during periods where OpCo's facilities are not operating due to scheduled or unscheduled maintenance or turnarounds, would reduce OpCo's revenues and cash flows, and could materially adversely affect our ability to make distributions to our unitholders.

Westlake may be unable to generate enough cash flow from operations to meet its minimum obligations under the Ethylene Sales Agreement if its business is adversely impacted by competition, operational problems, general adverse economic conditions or inability to obtain feedstock. If Westlake were unable to meet its minimum payment obligations to OpCo as a result of any one or more of these factors, our ability to make distributions to our unitholders would be reduced or eliminated. The level of payments made by Westlake will depend upon its ability to pay its minimum obligations under the Ethylene Sales Agreement and its ability and election to increase volumes above the minimums specified in the Ethylene Sales Agreement, which in turn are dependent upon, among other things, the level of production at Westlake's other facilities. If Westlake is unable to generate sufficient cash flow from its operations to meet its obligations under the Ethylene Sales Agreement,

In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

- the amount of cash we or OpCo are able to generate from sales of ethylene, and associated co-products, to third parties, which will be impacted by changes in prices for ethane (or other feedstocks), natural gas, ethylene and co-products, and could be less than the margin we earn from ethylene sales to Westlake;

- the level of capital expenditures we or OpCo makes;

- the cost of acquisitions;

- construction costs;

- fluctuations in our or OpCo's working capital needs;

- our or OpCo's ability to borrow funds and access capital markets;

- our or OpCo's debt service requirements and other liabilities;

- restrictions contained in our or OpCo's existing or future debt agreements; and

- the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read "Cash Distribution Policy and Restrictions on Distributions."

On a pro forma basis we would not have had sufficient adjusted current earnings to pay the full minimum quarterly distribution on all units for the year ended December 31, 2013 and for the three-month periods ended March 31, 2013, September 30, 2013 and March 31, 2014, with shortfalls of $1.4 million for the year ended December 31, 2013 and $3.1 million, $0.1 million and $0.6 million, for the three-month periods ended March 31, 2013, September 30, 2013 and March 31, 2014, respectively.

The amount of pro forma adjusted current earnings for the year ended December 31, 2013 would have been approximately $26.6 million. This amount would have been sufficient to pay 100% of the minimum quarterly distribution on all common units for that period. However, our pro forma adjusted current earnings for the year ended December 31, 2013 would only allow us to pay aggregate cash distributions of $0.9968, or approximately 90.6% of the minimum quarterly distribution, on all of our subordinated units. Specifically, on a pro forma basis, we would have experienced a shortfall of approximately $1.4 million for the year ended December 31, 2013 and $3.1 million, $0.1 million and $0.6 million for the three-month periods ended March 31, 2013, September 30, 2013 and March 31, 2014, respectively, relative to the aggregate minimum quarterly distribution for each of those quarters. For a calculation of our ability to make distributions to unitholders based on our pro forma results for the year ended December 31, 2013 and the twelve months ended March 31, 2014, please read "Cash Distribution Policy and Restrictions on Distributions."

The assumptions underlying our forecast of adjusted current earnings included in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause our cash available for distribution to differ materially from those estimates.

The forecast of earnings set forth in "Cash Distribution Policy and Restrictions on Distributions" includes our forecast of OpCo's results of operations and our cash available for distribution for the twelve months ending June 30, 2015. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct, which are discussed in "Cash Distribution Policy and Restrictions on Distributions."

Our forecast of earnings has been prepared by management, and we have not received an opinion or report on it from any independent registered public accountants. The assumptions underlying our forecast of earnings are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive

- neither our partnership agreement nor any other agreement requires Westlake to pursue a business strategy that favors us;

- our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limits our general partner's liabilities and restricts the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

- except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

- our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders;

- our general partner determines the amount and timing of any cash expenditure and whether an expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read "How We Make Distributions to Our Partners—Capital Expenditures" for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash from operating surplus that is distributed to our unitholders which, in turn, may affect the ability of the subordinated units to convert. Please read "How We Make Distributions to Our Partners—Subordination Period;"

- our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

- our partnership agreement permits us to distribute up to $28.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

- our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

- our general partner intends to limit its liability regarding our contractual and other obligations;

- our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

- our general partner controls the enforcement of obligations that it and its affiliates owe to us;

- our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

- our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to Westlake's incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or the unitholders. This election may result in lower distributions to the common unitholders in certain situations.

In addition, we may compete directly with Westlake and entities in which it has an interest for acquisition opportunities and potentially will compete with these entities for new business or extensions of the existing services provided by us. Please read "—Westlake and other affiliates of our general partner may compete with us" and "Conflicts of Interest and Fiduciary Duties."

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute quarterly at least $0.2750 per unit on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. However, the board may change such policy at any time at its discretion and could elect not to pay distributions for one or more quarters. Please read "Cash Distribution Policy and Restrictions on Distributions."

In addition, our partnership agreement does not require us to pay any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amount we distribute to our unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited duties to our unitholders, which may permit it to favor its own interests or the interests of Westlake to the detriment of our common unitholders.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner's duties, even if we could have obtained more favorable terms without the limitation on liability.

We expect to distribute a significant portion of our available cash to our partners, which could limit our ability to grow and make acquisitions.

We plan to distribute most of our available cash, which may cause our growth to proceed at a slower pace than that of businesses that reinvest their cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the cash that we have available to distribute to our unitholders.

Our partnership agreement replaces our general partner's fiduciary duties to holders of our units.

Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

- how to allocate business opportunities among us and its affiliates;
- whether to exercise its call right;
- how to exercise its voting rights with respect to the units it owns;
- whether to exercise its registration rights;

Partners LP" and "Certain Relationships and Related Transactions." Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote, including Westlake, of the holders of at least 66⅔% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, Westlake will own an aggregate of 55.7% of our common and subordinated units (or 52.2% of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Both of these conditions will provide Westlake the ability to prevent the removal of our general partner.

Unitholders will experience immediate and substantial dilution of $17.52 per common unit.

The assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $2.48 per common unit. Based on the assumed initial public offering price of $20.00 per common unit, unitholders will incur immediate and substantial dilution of $17.52 per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read "Dilution."

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of our unitholders. Furthermore, our partnership agreement permits Westlake to transfer ownership of our general partner to a third party, also without the consent of our unitholders. The new owner of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with its own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a "change of control" without the vote or consent of the unitholders.

The incentive distribution rights may be transferred to a third party without unitholder consent.

Westlake may transfer the incentive distribution rights to a third party at any time without the consent of our unitholders. If Westlake transfers the incentive distribution rights to a third party, it would not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time. For example, a transfer of incentive distribution rights by Westlake could reduce the likelihood of it accepting offers made by us relating to assets owned by Westlake, as it would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (i) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and then exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Upon consummation of this offering, and assuming no exercise of the underwriters' option to purchase additional common units, Westlake will own an aggregate of 55.7% of our common and subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), Westlake will own 55.7% of our common units. For additional information about the limited call right, please read "The Partnership Agreement—Limited Call Right."

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

- our existing unitholders' proportionate ownership interest in us will decrease;

- the amount of earnings per each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of the common units may decline.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by Westlake or other large holders.

After this offering, we will have 12,686,115 common units and 12,686,115 subordinated units outstanding, which includes the 11,250,000 common units we are selling in this offering that may be resold in the public market immediately. All of the subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. All of 1,436,115 common units that are issued to Westlake will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters, which may be waived in the discretion of certain of the underwriters. Sales by Westlake or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to Westlake. Under our partnership agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold. Please read "Units Eligible for Future Sale."

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders' voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Cost reimbursements due to our general partner and Westlake for services provided to us or on our behalf will reduce our earnings and therefore our cash available for distribution to our unitholders. The amount and timing of such reimbursements will be determined by our general partner.

We are obligated under our partnership agreement to reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf, including expenses we and OpCo will incur under the services and secondment agreement and the omnibus agreement. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include all expenses incurred under the services and secondment agreement and the omnibus agreement, including include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of our earnings and therefore our ability to distribute cash to our unitholders. Please read "Cash Distribution Policy and Restrictions on Distributions."

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 11,250,000 publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

- our quarterly distributions;

- our quarterly or annual earnings or those of other companies in our industry;

- announcements by us or our competitors of significant contracts or acquisitions;

- changes in accounting standards, policies, guidance, interpretations or principles;

- general economic conditions;

- the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

- future sales of our common units; and

- the other factors described in these "Risk Factors."

A unitholder whose units are the subject of a securities loan (e.g., a loan to a "short seller" to cover a short sale of units) may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition.

Because there are no specific rules governing the U.S. federal income tax consequence of loaning a partnership interest, a unitholder whose units are the subject of a securities loan may be considered as having disposed of the loaned units. In that case, the unitholder may no longer be treated for tax purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

We may adopt certain valuation methodologies that could result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any 12-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Immediately following this offering, Westlake will own 55.7% of the total interests in our capital and profits. Therefore, a transfer by Westlake of all or a portion of its interests in us could, in conjunction with the trading of common units held by the public, result in a termination of our partnership for federal income tax purposes. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once.

Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns for one calendar year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in taxable income for the unitholder's taxable year that includes our termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but it would result in our being treated as a new partnership for U.S. federal income tax purposes following the termination. If we were treated as a new partnership, we would be required to make new tax elections and could be

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $207.1 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts, structuring fee and offering expenses, to purchase from OpCo a 4.4% limited partner interest in OpCo. The 4.4% interest in OpCo purchased with the proceeds from this offering, when combined with the 5.6% interest in OpCo contributed to us in connection with the formation transactions, will result in our ownership of a 10% limited partner interest in OpCo following the closing of the offering.

OpCo will use $55.4 million to establish a cash reserve for turnaround expenditures and $151.7 million to reimburse Westlake for capital expenditures it incurred with respect to certain of the assets contributed to OpCo.

If the underwriters exercise their option to purchase 1,687,500 additional common units in full, the additional net proceeds would be approximately $31.6 million (based upon the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to purchase an additional limited partner interest in OpCo, and OpCo will use such net proceeds to first reimburse Westlake for any remaining unreimbursed capital expenditures it incurred with respect to the assets contributed to OpCo and then to repay intercompany debt to Westlake. The amount of the additional interest in OpCo purchased will depend on the amount of the option exercised, and will be calculated at approximately 0.4% additional limited partner interest in OpCo purchased for each one million of additional common units purchased by the underwriters. If the underwriters exercise their option to purchase additional common units in full, we would purchase an additional 0.6% limited partner interest in OpCo and our total ownership interest in OpCo would be 10.6%.

As of March 31, 2014, OpCo had $160.2 million in outstanding indebtedness payable to Westlake under the intercompany notes that OpCo may repay, in part, with a portion of the net proceeds from this offering. OpCo used the amounts loaned under these notes to fund capital expenditures. Each of the intercompany notes has a maturity date of August 1, 2023 and bears interest at the prime rate plus 1.5%.

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and offering expenses payable by us, to increase or decrease, respectively, by approximately $10.5 million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of one million common units offered by us, together with a concomitant $1.00 per unit increase in the assumed public offering price to $21.00 per common unit, would increase net proceeds to us from this offering by approximately $30.2 million. Similarly, each decrease of one million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial offering price to $19.00 per common unit, would decrease the net proceeds to us from this offering by approximately $28.3 million. If we increase or decrease the number of common units offered, we will proportionately increase or decrease, respectively, the percentage interest in OpCo which we will purchase with the net proceeds of this offering and OpCo may concomitantly increase or reduce, as applicable, the amount of Westlake reimbursement for capital expenditures and amount of intercompany debt repayment, with the result being the same expected adjusted current earnings per unit if the number of common units had not been changed.

CAPITALIZATION

The following table shows:

- the historical cash and cash equivalents and capitalization of our Predecessor as of March 31, 2014; and

- our pro forma cash and cash equivalents and capitalization as of March 31, 2014 giving effect to the pro forma adjustments in our unaudited pro forma combined carve-out financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under "Use of Proceeds."

This table is derived from, and should be read in conjunction with, the unaudited pro forma combined carve-out financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Prospectus Summary—Formation Transactions and Partnership Structure," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2014	
	Historical (Predecessor)	Pro Forma (Partnership)
	(unaudited) (dollars in thousands)	
Cash and cash equivalents[1]	$ —	$ 55,419
Long-term debt payable to Westlake[2]	$302,357	$ 160,164
Net equity/Partners' capital		
Total sponsor's net equity	407,093	—
Common units—public[3]	—	207,125
Common units—Westlake[3]	—	3,955
Subordinated units—Westlake[3]	—	34,941
General partner interest[3]	—	(175,912)
Noncontrolling interest[4]	—	630,979
Total capitalization	$709,450	$ 861,252

---

(1) Pro forma amount reflects the initial turnaround reserve balance from the proceeds contributed to OpCo by us in connection with this offering. The initial turnaround reserve will account for the period that the ethylene production facilities were under Westlake's ownership following the last major turnaround and prior to the entry into the Ethylene Sales Agreement.

(2) Historical amount includes $142.2 million of indebtedness that will be retained by our Predecessor.

(3) Pro forma amounts reflect the capital attributable to our limited and general partners. Pro forma Partners' capital assumes offering proceeds of $207.1 million, net of underwriters' discount and other expenses and costs of the initial public offering of $14.6 million and $3.3 million, respectively, all of which were allocated to the public common units. Pro forma Partners' capital also reflects an increase of $238.6 million for the impact of eliminating Predecessor's assets and liabilities not contributed to OpCo, as well as a $631.0 million and a $151.7 million decrease for the capital attributable to the Noncontrolling interest in OpCo, and the distribution to Westlake of cash from this initial public offering, respectively. The general partner interest reflects the excess of the consideration paid by us to purchase an additional controlling interest in OpCo, over the historical carrying value of the additional interest acquired.

(4) Pro forma amount reflects the 90% Noncontrolling interest held by Westlake in OpCo.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Assuming an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), on a pro forma basis as of March 31, 2014, after giving effect to the offering of common units and the related transactions, our net tangible book value would have been approximately $63.0 million, or $2.48 per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit	$20.00
Pro forma net tangible book value per common unit before the offering[1]	$ 2.45
Increase in net tangible book value per common unit attributable to purchasers in the offering due to the purchase of additional interest in OpCo	0.63
Decrease in net tangible book value per common unit attributable to purchasers in the offering due to distributions to Westlake of proceeds from the offering	(0.60)
Less: Pro forma net tangible book value per common unit after the offering[2]	2.48
Immediate dilution in net tangible book value per common unit to purchasers in the offering[3][4]	$17.52

(1) Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of units (1,436,115 common units and 12,686,115 subordinated units) to be issued to Westlake and its affiliates for their contribution of assets and liabilities to us. See also "Unaudited Pro Forma Combined Carve-out Financial Statements of Westlake Chemical Partners LP."

(2) Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units (12,686,115 common units and 12,686,115 subordinated units) to be outstanding after the offering. When calculating pro forma net tangible book value per common unit, our proportionate limited partner interest in goodwill and intangible assets and deferred charges amounts of approximately $5.9 million and $64.7 million respectively, are excluded from the calculation of pro forma net tangible book value.

(3) Each $1.00 increase or decrease in the assumed public offering price of $20.00 per common unit would increase or decrease our pro forma net tangible book value by approximately $2.5 million, or approximately $0.10 and $0.08 per common unit, respectively, and increase or decrease dilution per common unit to investors in this offering by approximately $0.90 and $0.92 per common unit, respectively, after deducting the estimated underwriting discount and offering expenses payable by us. We may also increase or decrease the number of common units we are offering. An increase of one million common units offered by us, together with a concomitant $1.00 increase in the assumed offering price to $21.00 per common unit, would result in a pro forma net tangible book value of approximately $69.7 million, or $2.64 per common unit, and dilution per common unit to investors in this offering would be $18.36 per common unit. Similarly, a decrease of one million common units offered by us, together with a concomitant $1.00 decrease in the assumed public offering price to $19.00 per common unit, would result in an pro forma net tangible book value of approximately $57.1 million, or $2.34 per common unit, and dilution per common unit to investors in this offering would be $16.66 per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

(4) Assumes no exercise of the underwriters' option to purchase additional common units from us. After giving effect to the full exercise of the underwriters' option to purchase 1,687,500 additional common units from us, the pro forma net tangible book value per common unit after the offering would be $70.0 million, resulting in an immediate dilution in net tangible book value to purchasers in the offering of $2.76 per common unit.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by Westlake and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units		Total Consideration	
	Number	Percent	Amount	Percent
			(in thousands of dollars)	
Westlake[1][2][3]	14,122,230	55.7%	(137,016)	(195.4)%
Purchasers in the offering[4]	11,250,000	44.3%	207,125	295.4%
Total	25,372,230	100.0%	70,109	100.0%

(1) Upon the consummation of the transactions contemplated by this prospectus, Westlake will own 1,436,115 common units and all of the subordinated units.
(2) The assets contributed by Westlake will be recorded at historical cost. The pro forma book value of the consideration provided by Westlake as of March 31, 2014 would have been approximately $38.9 million.
(3) Book value of the consideration provided by Westlake, as of March 31, 2014, after giving effect to the net proceeds of the offering is as follows:

Westlake's initial contribution to us of certain limited and all of the general partner interest in OpCo[i]	$ 38,896
Add:	
Net book value of the additional limited partner interest in OpCo purchased by us using the net proceeds from this offering[ii]	31,213
Less:	
Consideration paid by us to OpCo for the purchase of our additional limited partner interest in OpCo	(207,125)
Decrease in the General partner interest resulting from us purchasing of an additional interest in OpCo[iii]	(175,912)
Total consideration	**$(137,016)**

   (i) Represents our proportionate limited partner interest in the historical carrying value of OpCo's net assets prior to this offering.
   (ii) Represents the purchase of our additional limited partner interest in OpCo, recorded at the historical carrying value of OpCo's net assets after giving effect to the $207.1 million equity contribution and the $151.7 million distribution to Westlake.
   (iii) Represents the excess of (i) the consideration paid by us to purchase our additional limited partner interest in OpCo with the net proceeds from this offering over (ii) the historical carrying value of the additional interest acquired in OpCo's net assets.

(4) Assumes the underwriters' option to purchase additional common units is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, you should refer to Westlake Chemical Partners LP Predecessor's audited historical combined carve-out financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 and its unaudited historical combined carve-out financial statements as of March 31, 2014 and for the three months ended March 31, 2014 and 2013, as well as our unaudited pro forma combined carve-out financial statements as of March 31, 2014 and for the three months ended March 31, 2014 and the year ended December 31, 2013, included elsewhere in this prospectus.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $0.2750 per unit ($1.10 per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. We expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our earnings resulting from such growth. We intend to cause OpCo to establish a cash reserve of approximately $55.4 million, funded from proceeds of the offering as well as additional cash reserved annually, for future turnaround expenses. Additionally, we expect our general partner may choose to reserve cash in the form of excess distribution coverage from time to time for the purpose of maintaining stability or growth in our quarterly distributions. In addition, our general partner may cause us to borrow amounts to fund distributions in quarters when we generate less cash than is necessary to sustain or grow our cash distributions per unit. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our cash.

The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis. The amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make cash distributions to our unitholders. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis or at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

- Our cash flow will initially depend completely on OpCo's distributions to us as one of its partners. The amount of cash OpCo can distribute to its partners will principally depend upon the amount of cash it generates from operations less any reserves that may be appropriate for operating its business. OpCo's ability to make distributions to us will be subject to restrictions on distributions under Westlake's indentures governing its senior notes and Westlake's credit facility, each of which OpCo has guaranteed and is a "restricted subsidiary" under. If Westlake is in default under Westlake's senior notes or credit facility, OpCo will be unable to make distributions to us. These senior notes and credit facility are described in "Management's Discussion and Analysis of Financial Condition and Results of

Operations—Capital Resources and Liquidity." Please read "Risk Factors—Risks Inherent in Our Business—OpCo is a restricted subsidiary and guarantor under Westlake's credit facility and the indentures governing its senior notes. Restrictions in the credit facility and indentures could limit OpCo's ability to make distributions to us."

- We expect to establish reserves for the prudent conduct of OpCo's business (including reserves for working capital, maintenance capital expenditures, turnarounds, environmental matters, legal proceedings and other operating purposes). Our general partner will have the authority to establish cash reserves for the prudent conduct of our business, including for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish.

- We are obligated under our partnership agreement to reimburse our general partner and its affiliates for all expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available to pay distributions to our unitholders.

- Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined solely by our general partner.

- Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

- If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read "How We Make Distributions To Our Partners—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." We do not anticipate that we will make any distributions from capital surplus.

Our Ability to Grow may be Dependent on Our Ability to Access External Expansion Capital

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that we will rely primarily upon external financing sources, including borrowings from Westlake, bank borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

Our Minimum Quarterly Distribution

Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.2750 per unit for each whole quarter, or $1.10 per unit on an annualized basis. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have cash of approximately $7.0 million per quarter, or

$27.9 million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering and the amount of cash needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period (assuming no exercise and full exercise of the underwriters' option to purchase additional common units):

| | No exercise of option to purchase additional common units | | | Full exercise of option to purchase additional common units | | |
| | Aggregate minimum quarterly distributions | | | Aggregate minimum quarterly distributions | | |
	Number of Units	One Quarter	Four Quarters	Number of Units	One Quarter	Four Quarters
Publicly held common units	11,250,000	$3,093,750	$12,375,000	12,937,500	$3,557,183	$14,231,250
Common units held by Westlake	1,436,115	394,932	1,579,727	1,436,115	394,932	1,579,727
Subordinated units held by Westlake	12,686,115	3,488,681	13,954,727	12,686,115	3,488,682	13,954,727
Total	**25,372,230**	**$6,977,363**	**$27,909,454**	**27,059,730**	**$7,441,426**	**$29,765,704**

Our general partner will initially own a non-economic general partner interest in us, which will not entitle it to receive cash distributions, and hold all of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50%, of the cash we distribute in excess of $0.3163 per unit per quarter.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. We will adjust the quarterly distribution for the period after the closing of this offering through September 30, 2014, based on the actual length of the period.

Subordinated Units

Westlake will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units.

To the extent we do not pay the minimum quarterly distribution from operating surplus on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have cash from operating surplus in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. Please read "How We Make Distributions To Our Partners—Subordination Period."

Unaudited Pro Forma Adjusted Current Earnings for the Year Ended December 31, 2013 and the Twelve Months Ended March 31, 2014

We expect to use a measure we refer to as "adjusted current earnings," which we describe below, to assist us in measuring our operating performance and determining whether our earnings support cash distributions. If we had completed the transactions contemplated in this prospectus on January 1, 2013, our pro forma adjusted current earnings for the year ended December 31, 2013 would have been approximately $26.6 million and our pro forma adjusted current earnings the twelve months ended March 31, 2014 would have been approximately $29.1 million. For the twelve months ended March 31, 2014, this amount would have been sufficient to pay the minimum quarterly distribution of $0.2750 per unit per quarter ($1.10 per unit on an annualized basis) on all of our common units. However, on a pro forma basis we would not have had sufficient adjusted current earnings to pay the minimum quarterly distribution on all units for the year ended December 31, 2013 and the three-month periods ended March 31, 2013, September 30, 2013 and March 31, 2014, with shortfalls of $1.4 million for the year ended December 31, 2013 and $3.1 million, $0.1 million and $0.6 million for the three-month periods ended March 31, 2013, September 30, 2013 and March 31, 2014, respectively.

We define adjusted current earnings as net income plus depreciation and amortization, less contributions for turnaround reserves and maintenance capital expenditures. Adjusted current earnings is not a measure made in accordance with GAAP.

The GAAP measure most directly comparable to adjusted current earnings is net income. Adjusted current earnings should not be considered as an alternative to GAAP net income. You should not consider adjusted current earnings in isolation or as a substitute for analysis of our results as reported under GAAP. Additionally, because adjusted current earnings may be defined differently by other companies in our industry, our definition of adjusted current earnings may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. We believe that the presentation of adjusted current earnings in this prospectus provides useful information to investors in assessing our results of operations. Since adjusted current earnings takes into account debt costs (other than externally financed expansion capital expenditures, as discussed below), maintenance capital expenditures and contributions to turnaround reserve, we believe it may provide us and investors with a longer term perspective than other non-GAAP financial measures of performance. However, adjusted current earnings has important limitations as an analytical tool because it excludes some but not all items that affect net income and does not take into account changes in working capital. Additionally, because we expect that we will rely primarily upon external financing sources, including borrowings from Westlake, bank borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures, adjusted current earnings does not reflect expansion capital expenditures or the external financing thereof. We expect to incur a substantial amount of expansion capital expenditures in the future, and if we are unable to fund them with external financing sources, they could have an adverse effect on our ability to pay cash distributions. Please read "Estimated Adjusted Current Earnings for the Twelve Months Ending June 30, 2015—Assumptions and Considerations" and "—Capital Expenditures." Adjusted current earnings is intended to approximate our ability to generate cash for distributions but differences between adjusted current earnings and cash, such as those resulting from changes in working capital, could be material.

The unaudited pro forma combined carve-out financial statements, upon which estimated pro forma adjusted current earnings is based, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the date indicated. We derived the amounts of estimated pro forma adjusted current earnings in the manner described in the table below. As a result, the amount of estimated pro forma adjusted current earnings should only be viewed as a general indication of the amount of adjusted current earnings that we might have generated had we been formed in an earlier period.

Following the completion of this offering, we estimate that we will incur $3.0 million of incremental annual general and administrative expenses as a result of operating as a publicly traded partnership. These incremental general and administrative expenses are not reflected in our unaudited pro forma combined carve-out financial statements and consist of expenses associated with annual and quarterly reporting, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director and officer compensation expenses.

The following tables illustrate, on a pro forma basis for the year ended December 31, 2013 and the twelve months ended March 31, 2014, the amount of adjusted current earnings we would have generated, assuming that the transactions contemplated in this prospectus had been consummated on January 1, 2013. Certain of the adjustments reflected or presented below are explained in the footnotes to such adjustments.

Westlake Chemical Partners LP
Unaudited Pro Forma Adjusted Current Earnings

	Pro Forma				
	Three Months Ended				Year Ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	December 31, 2013
	(in millions)				
Net ethylene sales to Westlake[1]	$145.7	$221.3	$220.4	$247.7	$ 835.1
Net co-product and ethylene sales to third parties	66.0	105.9	99.3	92.5	363.7
Revenue	$211.7	$327.2	$319.7	$340.2	$1,198.8
Operating costs and expenses					
Cost of sales, excluding depreciation and amortization.	147.2	220.3	217.9	224.7	810.1
Depreciation and amortization	17.6	17.6	17.6	17.5	70.3
Selling, general and administrative expenses . .	4.5	5.1	4.8	4.5	18.9
Total operating costs and expenses.	$169.3	$243.0	$240.3	$246.7	$ 899.3
Income from operations.	42.4	84.2	79.4	93.5	299.5
Net interest and other financial costs[2]	(0.6)	(0.6)	(0.6)	(0.7)	(2.5)
Other expense, net	—	—	—	(0.2)	(0.2)
Provision for income taxes[3]	(0.2)	(0.4)	(0.4)	(0.3)	(1.3)
Net income	$ 41.6	$ 83.2	$ 78.4	$ 92.3	$ 295.5
Add:					
Depreciation and amortization	17.6	17.6	17.6	17.5	70.3
Less:					
Maintenance capital expenditures	(7.1)	(11.0)	(10.8)	(11.6)	(40.5)
Contribution to turnaround reserves	(5.1)	(7.9)	(7.7)	(8.3)	(29.0)
Estimated pro forma adjusted current earnings[4]	$ 47.0	$ 81.9	$ 77.5	$ 89.9	$ 296.3
Less:					
Estimated pro forma adjusted current earnings attributable to noncontrolling interest in OpCo[5]	(42.3)	(73.7)	(69.8)	(80.9)	(266.7)
Incremental general and administrative expenses[6]	(0.8)	(0.8)	(0.8)	(0.6)	(3.0)
Estimated pro forma adjusted current earnings for Westlake Chemical Partners LP	$ 3.9	$ 7.4	$ 6.9	$ 8.4	$ 26.6
Distributions to public common unitholders . . .	3.1	3.1	3.1	3.4	12.7
Distributions to Westlake (common and subordinated units).	0.5	3.6	3.2	4.3	11.6
Aggregate Minimum Quarterly Distribution . . .	(7.0)	(7.0)	(7.0)	(7.0)	(28.0)
Excess (shortfall) of adjusted current earnings needed to pay aggregate Minimum Quarterly Distribution.	$ (3.1)	$ 0.4	$ (0.1)	$ 1.4	$ (1.4)
Other Data:					
EBITDA[7].	$ 60.0	$101.8	$ 97.0	$110.8	$ 369.6
EBITDA attributable to Westlake Chemical Partners LP[7]	$ 6.0	$ 10.2	$ 9.7	$ 11.1	$ 37.0

Westlake Chemical Partners LP
Unaudited Pro Forma Adjusted Current Earnings

| | Pro Forma | | | | |
| | | Three Months Ended | | | Twelve Months Ended |
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	March 31, 2014
			(in millions)		
Net ethylene sales to Westlake[1]	$221.3	$220.4	$247.7	$246.0	$ 935.4
Net co-product and ethylene sales to third parties	105.9	99.3	92.5	87.4	385.1
Revenue	$327.2	$319.7	$340.2	$333.4	$1,320.5
Operating costs and expenses					
Cost of sales, excluding depreciation and amortization	220.3	217.9	224.7	236.2	899.1
Depreciation and amortization	17.6	17.6	17.5	17.6	70.3
Selling, general and administrative expenses	5.1	4.8	4.5	6.3	20.7
Total operating costs and expenses	$243.0	$240.3	$246.7	$260.1	$ 990.1
Income from operations	84.2	79.4	93.5	73.3	330.4
Net interest and other financial costs[2]	(0.6)	(0.6)	(0.7)	(1.6)	(3.5)
Other expense, net	—	—	(0.2)	—	(0.2)
Provision for income taxes[3]	(0.4)	(0.4)	(0.3)	(0.3)	(1.4)
Net income	$ 83.2	$ 78.4	$ 92.3	$ 71.4	$ 325.3
Add:					
Depreciation and amortization	17.6	17.6	17.5	17.6	70.3
Less:					
Maintenance capital expenditures	(11.0)	(10.8)	(11.6)	(10.7)	(44.1)
Contribution to turnaround reserves	(7.9)	(7.7)	(8.3)	(6.6)	(30.5)
Estimated pro forma adjusted current earnings[4]	$ 81.9	$ 77.5	$ 89.9	$ 71.7	$ 321.0
Less:					
Estimated pro forma adjusted current earnings attributable to noncontrolling interest in OpCo[5]	(73.7)	(69.8)	(80.9)	(64.5)	(288.9)
Incremental general and administrative expenses[6]	(0.8)	(0.8)	(0.6)	(0.8)	(3.0)
Estimated pro forma adjusted current earnings for Westlake Chemical Partners LP	$ 7.4	$ 6.9	$ 8.4	$ 6.4	$ 29.1
Distributions to public common unitholders	3.1	3.1	3.4	3.1	12.7
Distributions to Westlake (common and subordinated units)	3.6	3.2	4.3	2.7	13.8
Aggregate Minimum Quarterly Distribution	(7.0)	(7.0)	(7.0)	(7.0)	(28.0)
Excess (shortfall) of adjusted current earnings needed to pay aggregate Minimum Quarterly Distribution	$ 0.4	$ (0.1)	$ 1.4	$ (0.6)	$ 1.1
Other Data:					
EBITDA[7]	$101.8	$ 97.0	$110.8	$ 90.9	$ 400.5
EBITDA attributable to Westlake Chemical Partners LP [7]	$ 10.2	$ 9.7	$ 11.1	$ 9.1	$ 40.1

(1) Inclusive of net sales to Westlake (after giving effect to the reduction for proceeds from the sale of associated co-products) in accordance with the Ethylene Sales Agreement as well as fees paid by Westlake for transportation on the Longview Pipeline.

(2) Includes, on a 100% basis, the interest expense attributable to OpCo's intercompany borrowings with Westlake.

(3) Includes the estimated pro forma provision for state margin tax.

(4) We define adjusted current earnings as net income plus depreciation and amortization, less contributions for turnaround reserves and maintenance capital expenditures. Adjusted current earnings is not a measure made in accordance with GAAP. The GAAP measure most directly comparable to adjusted current earnings is net


Westlake Chemical Partners LP
Estimated Adjusted Current Earnings


	Forecast				
		Three Months Ending			Twelve Months Ending
	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015	June 30, 2015
	(in millions)				
Net ethylene sales to Westlake[1]	$218.7	$215.1	$206.4	$206.7	$ 846.9
Net co-product and ethylene sales to third parties	72.0	73.6	75.4	78.4	299.4
Revenue	$290.7	$288.7	$281.8	$285.1	$1,146.3
Operating costs and expenses					
Cost of sales, excluding depreciation and amortization	173.0	171.7	167.3	168.8	680.8
Depreciation and amortization	19.7	19.7	20.5	20.5	80.4
Selling, general and administrative expenses[2]	4.9	4.9	5.1	5.1	20.0
Total operating costs and expenses	$197.6	$196.3	$192.9	$194.4	$ 781.2
Income from operations	93.1	92.4	88.9	90.7	365.1
Net interest and other financial costs[3]	(2.8)	(2.9)	(3.0)	(3.2)	(11.9)
Provision for income taxes[4]	(0.4)	(0.4)	(0.4)	(0.4)	(1.6)
Net income	$ 89.9	$ 89.1	$ 85.5	$ 87.1	$ 351.6
Add:					
Depreciation and amortization	19.7	19.7	20.5	20.5	80.4
Less:					
Maintenance capital expenditures	(19.2)	(23.2)	(13.1)	(13.2)	(68.7)
Contribution to turnaround reserves	(7.3)	(7.2)	(7.4)	(7.4)	(29.3)
Estimated adjusted current earnings	$ 83.1	$ 78.4	$ 85.5	$ 87.0	$ 334.0
Less:					
Estimated adjusted current earnings attributable to noncontrolling interest in OpCo[5]	(75.5)	(71.2)	(77.6)	(79.0)	(303.3)
Estimated adjusted current earnings for Westlake Chemical Partners LP[6]	$ 7.6	$ 7.2	$ 7.9	$ 8.0	$ 30.7
Distributions to public common unitholders[7]	3.1	3.1	3.1	3.1	12.4
Distributions to Westlake (common and subordinated units)[7]	3.9	3.9	3.9	3.9	15.5
Aggregate Minimum Quarterly Distribution[7]	7.0	7.0	7.0	7.0	27.9
Excess of adjusted current earnings over aggregate Minimum Quarterly Distribution[7]	$ 0.6	$ 0.2	$ 0.9	$ 1.0	$ 2.8
Other Data:					
EBITDA[8]	$112.8	$112.1	$109.4	$111.2	$ 445.5
EBITDA attributable to Westlake Chemical Partners LP[8]	$ 10.6	$ 10.5	$ 10.3	$ 10.4	$ 41.8

(1) Inclusive of net sales to Westlake (after giving effect to the reduction for proceeds from the sale of associated co-products) in accordance with the Ethylene Sales Agreement as well as fees paid by Westlake for transportation on the Longview Pipeline.

(2) Includes $3.0 million of estimated incremental annual general and administrative expenses that we expect to incur as a result of being a separate publicly traded partnership. The incremental general and administrative expenses will be paid by us and not by OpCo.

(3) Includes, on a 100% basis: interest expense attributable to OpCo's intercompany borrowings with Westlake; interest income on approximately $55.4 million of the net proceeds from this offering that OpCo will retain to fund future turnaround expenses.

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

General

Cash Distribution Policy

Our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, but our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner's intention with respect to the distributions to be made to unitholders. Pursuant to our cash distribution policy, within 60 days after the end of each quarter, beginning with the quarter ending September 30, 2014, we intend to make a minimum quarterly distribution of $0.2750 per unit, or $1.10 on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will prorate the distribution for the period after the closing of the offering through September 30, 2014.

The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from "operating surplus" or "capital surplus." Distributions from operating surplus are made differently than cash distributions we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the incentive distribution rights would generally not participate in any capital surplus distributions. Any distribution of capital surplus would result in a reduction of the minimum quarterly distribution and target distribution levels and, if we reduce the minimum quarterly distribution to zero and eliminate any unpaid arrearages, thereafter capital surplus would be distributed as if it were operating surplus and the incentive distribution rights would thereafter be entitled to participate in such distributions. Please see "—Distributions From Capital Surplus." In determining operating surplus and capital surplus, we will only take into account our proportionate share of our consolidated subsidiaries that are not wholly owned, such as OpCo.

Operating Surplus

We define operating surplus as:

- $28.0 million (as described below); *plus*
- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; *plus*
- cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period that commences when we enter into a binding obligation for

will largely consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other cash expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of an asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity or net income, but which are not expected to expand, for more than the short term, our operating capacity or net income.

As described above, neither investment capital expenditures nor expansion capital expenditures are operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of an acquisition, development or expansion in respect of a period that begins when we enter into a binding obligation for an acquisition, construction, development or expansion and ends on the earlier to occur of the date on which such acquisition, construction, development or expansion commences commercial service and the date that it is abandoned or disposed of, such interest payments do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Cash expenditures that are made in part for maintenance capital purposes, investment capital purposes or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.2750 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution from operating surplus plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2017, if each of the following has occurred:

- for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date, aggregate distributions from operating surplus equaled or exceeded the sum of the minimum quarterly distribution multiplied by the total number of common and subordinated units outstanding in each quarter in each period;

- for the same three consecutive, non-overlapping four-quarter periods, the "adjusted operating surplus" (as described below) equaled or exceeded the sum of the minimum quarterly distribution multiplied by the total number of common and subordinated units outstanding during each quarter on a fully diluted weighted average basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

For the period after the closing of this offering through September 30, 2014, our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period, and use such prorated distribution for all purposes, including in determining whether the test described above has been satisfied.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending June 30, 2015, if each of the following has occurred:

- for the four-quarter period immediately preceding that date, aggregate distributions from operating surplus exceeded the product of 150.0% of the minimum quarterly distribution multiplied by the total number of common units and subordinated units outstanding in each quarter in the period;

- for the same four-quarter period, the "adjusted operating surplus" equaled or exceeded the product of 150.0% of the minimum quarterly distribution multiplied by the total number of common and subordinated units outstanding during each quarter on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distributions on the common units.

Conversion Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause during the subordination period, the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions.

Adjusted Operating Surplus

Adjusted operating surplus is intended to generally reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods if not utilized to pay expenses during that period. Adjusted operating surplus for any period consists of:

- operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under "—Operating Surplus and Capital Surplus—Operating Surplus" above); *less*

- any net increase during that period in working capital borrowings; *less*

- any net decrease during that period in cash reserves for operating expenditures not relating to an operating expenditure made during that period; *less*

- any expenditures that are not operating expenditures solely because of the provision described in the last bullet point describing operating expenditures above; *plus*

- any net decrease during that period in working capital borrowings; *plus*

- any net increase during that period in cash reserves for operating expenditures required by any debt instrument for the repayment of principal, interest or premium; *plus*

68

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Westlake currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

If for any quarter:

- we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed cash from operating surplus to the common unitholders in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

- *first*, to all unitholders, pro rata, until each unitholder receives a total of $0.3163 per unit for that quarter (the "first target distribution");

- *second*, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.3438 per unit for that quarter (the "second target distribution");

- *third*, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.4125 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights based on the specified target distribution levels. The amounts set forth under the column heading "Marginal Percentage Interest in Distributions" are the percentage interests of the holders of our incentive distribution rights and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Per Unit." The percentage interests shown for our unitholders and the holders of our incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume there are no arrearages on common units.

		Marginal Percentage Interest in Distributions	
	Total Quarterly Distribution Per Unit	Unitholders	IDR Holders
Minimum Quarterly Distribution....	up to $0.2750	100.0%	0%
First Target Distribution	above $0.2750 up to $0.3163	100.0%	0%
Second Target Distribution.........	above $0.3163 up to $0.3438	85.0%	15.0%
Third Target Distribution	above $0.3438 up to $0.4125	75.0%	25.0%
Thereafter.......................	above $0.4125	50.0%	50.0%

IDR Holders' Right to Reset Incentive Distribution Levels

Westlake, as the initial holder of our incentive distribution rights, has the right after we have made the third target distribution for four consecutive quarters to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights at various distribution levels (i) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (ii) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $0.4500.

	Quarterly Distribution Per Unit Prior to Reset	Unitholders	Incentive Distribution Rights Holders	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution..	up to $0.2750	100.0%	—	up to $0.4500[1]
First Target Distribution	above $0.2750 up to $0.3163	100.0%	—	above $0.4500 up to $0.5175[2]
Second Target Distribution.	above $0.3163 up to $0.3438	85.0%	15.0%	above $0.5175 up to $0.5625[3]
Third Target Distribution	above $0.3438 up to $0.4125	75.0%	25.0%	above $0.5625 up to $0.6750 [4]
Thereafter	above $0.4125	50.0%	50.0%	above $0.6750

(1) This amount is equal to the hypothetical reset minimum quarterly distribution.
(2) This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(3) This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(4) This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be 25,372,230 common units outstanding and the distribution to each common unit would be $0.4500 for the quarter prior to the reset.

	Quarterly Distribution per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to Holders of Incentive Distribution Rights Prior to Reset	Total Distributions
Minimum Quarterly Distribution.	up to $0.2750	$ 6,977,363	$ —	$ 6,977,383
First Target Distribution	above $0.2750 up to $0.3163	1,047,873	—	1,047,873
Second Target Distribution.	above $0.3163 up to $0.3438	697,736	123,130	820,866
Third Target Distribution	above $0.3438 up to $0.4125	1,743,072	581,024	2,324,096
Thereafter.	above $0.4125	951,459	951,459	1,902,917
		$11,417,504	$1,655,613	$13,073,116

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of our incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be 29,051,369 common units outstanding and the distribution to each common unit would be $0.4500. The number of common units to be issued upon the reset was calculated by dividing (i) the amount received in respect of the incentive distribution rights for the quarter prior to the reset as shown in the table above, or $1,655,613, by (ii) the cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $0.4500.

| | | | Cash Distributions to Holders of Incentive Distribution Rights After Reset | | | |
	Quarterly Distribution per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Common Units[1]	Incentive Distribution Rights	Total	Total Distributions
Minimum Quarterly Distribution	up to $0.4500	$11,417,504	$1,655,613	$ —	$1,655,613	$13,073,116
First Target Distribution	above $0.4500 up to $0.5175	—	—	—	—	—
Second Target Distribution	above $0.5175 up to $0.5625	—	—	—	—	—
Third Target Distribution	above $0.5625 up to $0.6750	—	—	—	—	—
Thereafter	above $0.6750	—	—	—	—	—
		$11,417,504	$1,655,613	$ —	$1,655,613	$ 13,073,116

(1)   Represents distributions in respect of the common units issued upon the reset.

The holders of incentive distribution rights will be entitled to cause the target distribution levels to be reset on more than one occasion. There are no restrictions on the ability to exercise their reset right multiple times, but the requirements for exercise must be met each time. Because one of the requirements is that we make cash distributions in excess of the then-applicable third target distribution for the prior four consecutive fiscal quarters, a minimum of four quarters must elapse between each reset.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

- *first*, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

- *second*, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

- *thereafter*, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution of capital surplus to the fair market value of the common units prior to the announcement of the

SELECTED HISTORICAL AND PRO FORMA COMBINED CARVE-OUT FINANCIAL AND OPERATING DATA

We were formed on March 14, 2014 and have had no operations since formation. Therefore, our historical financial data is not included in the following table. The following table shows selected historical combined carve-out financial data of the predecessor of Westlake Chemical Partners LP (the "Predecessor"). The following table also shows the unaudited selected pro forma combined carve-out financial data of the Partnership for the periods and as of the dates indicated. The selected historical combined carve-out balance sheet data presented as of December 31, 2013 and 2012 and the statement of operations data for the years ended December 31, 2013, 2012, and 2011 are derived from the audited historical combined carve-out financial statements of our Predecessor, which are included elsewhere in this prospectus. The selected historical combined carve-out balance sheet data presented as of March 31, 2013 and December 31, 2011, 2010 and 2009 and the statement of operations data for the years ended December 31, 2010 and 2009 are derived from the unaudited historical combined carve-out financial statements of our Predecessor, which are not included in this prospectus. The selected historical combined carve-out balance sheet presented as of March 31, 2014 and the statement of operations data for the three months ended March 31, 2014 and 2013 are derived from the unaudited historical combined carve-out financial statements of our Predecessor, which are included elsewhere in this prospectus.

The historical combined carve-out financial statements of our Predecessor reflect Westlake's entire ethylene business, including, but not limited to, procuring feedstock, managing inventory and commodity risk and transporting ethylene from manufacturing facilities. Our assets on the closing date of the offering will consist only of our 10% limited partner interest in OpCo. OpCo's assets will consist of Lake Charles Olefins, Calvert City Olefins and the Longview Pipeline. OpCo's financial results will be consolidated into ours for financial reporting purposes. The following table should be read together with, and is qualified in its entirety by reference to, the audited and unaudited historical combined carve-out financial statements and the accompanying notes included elsewhere in this prospectus. The following table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The selected unaudited pro forma combined carve-out financial data presented in the following table as of March 31, 2014 and for the three months ended March 31, 2014 and the year ended December 31, 2013, are derived from the unaudited pro forma combined carve-out financial statements included elsewhere in this prospectus. The unaudited pro forma combined carve-out balance sheet assumes the offering and the related transactions occurred as of March 31, 2014, and the unaudited pro forma combined carve-out statements of operations for the three months ended March 31, 2014 and the year ended December 31, 2013, assumes the offering and the related transactions occurred as of January 1, 2013. These transactions include, and the unaudited pro forma combined carve-out financial statements give effect to, the following:

- Westlake's contribution to OpCo of Lake Charles Olefins, Calvert City Olefins and the Longview Pipeline;

- the transfer by Westlake to us of a limited partner interest in OpCo, and a 100% interest in Westlake Chemical OpCo GP LLC, which holds the general partner interest in OpCo, in exchange for the issuance by us to Westlake of 1,436,115 common units, 12,686,115 subordinated units and the incentive distribution rights;

- the consummation of this offering and our issuance of 11,250,000 common units to the public at an assumed initial offering price of $20.00 per unit (the mid-point of the price range set forth on the cover page of this prospectus) and the use of proceeds therefrom as described under "Use of Proceeds"; and

- OpCo's execution of the Ethylene Sales Agreement, omnibus agreement and services and secondment agreement with Westlake.

The unaudited pro forma combined carve-out financial statements do not give effect to an estimated $3.0 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate, publicly traded partnership, including costs associated with preparing and filing annual and quarterly reports to unit holders, financial statement audits, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees and independent director compensation.

The following table presents the non-GAAP financial measure of EBITDA, which we use in our business. For a definition of EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure."

	Westlake Chemical Partners LP Predecessor Historical							Westlake Chemical Partners LP Pro Forma	
	Three Months Ended March 31,		Year Ended December 31,					Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009	2014	2013
	(unaudited)	(unaudited)				(unaudited)	(unaudited)	(unaudited)	(unaudited)
				(dollars in thousands, except per unit data)					
Combined Carve-out Statement of Operations Data:									
Total net sales	$ 560,014	$500,917	$2,127,747	$2,249,098	$2,251,043	$1,837,516	$1,118,582	$333,346	$1,198,805
Gross profit (loss)	232,314	190,010	872,607	635,652	409,098	309,717	(292)	79,592	318,464
Selling, general and administrative expenses	7,778	6,171	25,451	24,103	24,312	18,649	15,799	6,252	18,942
Income (loss) from operations	224,536	183,839	847,156	611,549	384,786	291,068	(16,091)	73,340	299,522
Interest expense—Westlake	(3,591)	(950)	(8,032)	(8,937)	(8,947)	(8,939)	(9,001)	(1,583)	(2,531)
Other income (expense), net	1,252	4,045	7,701	4,186	2,804	524	469	(12)	(168)
Income (loss) before income taxes	222,197	186,934	846,825	606,798	378,643	282,653	(24,623)	71,745	296,823
Provision for (benefit from) income taxes	78,323	66,209	300,279	210,878	131,670	98,658	(10,162)	331	1,316
Net income (loss)	$ 143,874	$120,725	$ 546,546	$ 395,920	$ 246,973	$ 183,995	$ (14,461)	$ 71,414	$ 295,507
Net income attributable to Westlake Chemical Partners LP								$ 7,141	$ 29,551
Limited partners' interest in net income attributable to Westlake Chemical Partners LP									
Common units								$ 3,571	$ 14,776
Subordinated units								$ 3,570	$ 14,775
Net income per limited partner unit (basic and diluted):									
Common units								$ 0.28	$ 1.16
Subordinated units								$ 0.28	$ 1.16
Combined Carve-out Balance Sheet Data (end of period):									
Working capital	$ 21,376	$ (34,610)	$ 43,642	$ 40,336	$ 90,420	$ 68,348	$ 58,807	$ 61,434	
Total assets	1,020,402	916,271	1,041,474	834,843	800,376	720,636	722,443	862,897	
Total debt	302,357	83,398	252,973	253,000	253,000	253,000	253,000	160,164	
Net investment/Partners' capital	407,093	467,692	455,432	273,812	216,705	166,811	175,620	701,088	
Combined Carve-out Cash Flow Data:									
Cash flow from:									
Operating activities	$ 197,886	$162,991	$ 602,509	$ 496,821	$ 268,716	$ 215,110	$ 12,030		
Investing activities	(51,714)	(65,730)	(230,050)	(158,008)	(71,637)	(22,306)	(40,878)		
Financing activities	(146,172)	(97,261)	(372,459)	(338,813)	(197,079)	(192,804)	28,848		
Other Data:									
Depreciation and amortization	$ 19,014	$ 16,035	$ 73,463	$ 64,257	$ 57,193	$ 56,118	$ 52,022		
Capital expenditures	51,305	65,051	223,130	158,440	73,681	19,955	33,872		
EBITDA[1]	244,802	203,919	928,320	679,992	444,783	347,710	36,400	$ 90,902	$ 369,609
EBITDA attributable to Westlake Chemical Partners LP								$ 9,090	$ 36,961

(1) For a definition of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations of the predecessor of Westlake Chemical Partners LP (our "Predecessor") in conjunction with the historical combined carve-out financial statements and notes of Westlake Chemical Partners LP Predecessor and the unaudited pro forma combined carve-out financial statements for Westlake Chemical Partners LP included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma combined carve-out financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections entitled "Risk Factors" and "Forward-Looking Statements" included elsewhere in this prospectus.

Overview

We are a Delaware limited partnership recently formed by Westlake to operate, acquire and develop ethylene production facilities and related assets. At the consummation of this offering, we will own a 10% limited partner interest and the general partner interest in Westlake Chemical OpCo LP ("OpCo"), a limited partnership formed by Westlake Chemical Corporation ("Westlake") and us in anticipation of our initial public offering to own and operate an ethylene production and transportation business. We will control OpCo through our ownership of its general partner. Westlake will own the remaining 90% limited partner interest in OpCo and will retain a significant interest in us through its ownership of our general partner as well as 55.7% of our limited partner units (consisting of 1,436,115 common units and all of the subordinated units) and our incentive distribution rights. The initial assets contributed by Westlake to OpCo will consist of three ethylene production facilities with an aggregate annual combined production capacity of approximately 3.4 billion pounds of ethylene and a 200-mile common carrier ethylene pipeline used to transport ethylene from Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake's Longview polyethylene ("PE") production facility.

OpCo's assets are integral to Westlake's manufacturing and marketing operations in Lake Charles, Louisiana and Calvert City, Kentucky. OpCo's initial assets and operations are organized as one reportable segment and consist of the following:

- *Lake Charles Olefins Production Facilities*. Two ethylene production facilities located in Lake Charles, Louisiana ("Petro 1" and "Petro 2," and, collectively, "Lake Charles Olefins"), with a combined production capacity of approximately 2.7 billion pounds of ethylene per year, primarily consumed by Westlake in the production of higher value-added chemicals including PE and polyvinyl chloride ("PVC").

- *Calvert City Olefins Production Facility*. An ethylene production facility located in Calvert City, Kentucky ("Calvert City Olefins"), with a production capacity of approximately 630 million pounds of ethylene per year, primarily consumed by Westlake in the production of higher value-added chemicals including PVC.

- *Longview Pipeline*. A 200-mile common carrier ethylene pipeline that runs from Mont Belvieu, Texas to the Longview, Texas chemical complex, which includes Westlake's Longview PE production facility (the "Longview Pipeline").

How We Will Generate Revenue

We will generate revenue primarily by selling our ethylene production and resulting co-products and, to a lesser extent, by charging a tariff for transporting ethylene through the Longview Pipeline. At the closing of this offering, OpCo will enter into a 12-year ethylene sales agreement with Westlake, under which Westlake will

Other Income, Net. Other income, net increased by $1.4 million to $4.2 million in 2012 from $2.8 million in 2011 due to a $1.4 million increase in income attributable to our Predecessor's equity stake in an NGLs pipeline joint venture that will not be contributed to us in connection with this offering.

Income Taxes. The effective income tax rate was 34.8% in 2012 and 2011. The effective income tax rate for both 2012 and 2011 were below the statutory rate of 35.0% primarily due to the domestic manufacturing deduction and state income tax credits, offset by state income taxes.

Capital Resources and Liquidity

Liquidity and Financing Arrangements

Historically, our principal sources of liquidity have been cash from operations and funding from Westlake. As participants in Westlake's centralized cash management system, our cash receipts were deposited in Westlake's or its affiliates' bank accounts and cash disbursements were made from those accounts. Accordingly, our historical financial statements have reflected no cash balances as any cash flow generated from our operations was deemed to have been distributed to Westlake and is reflected as a net distribution to Westlake in our Predecessor's combined carve-out statement of cash flows appearing elsewhere in this prospectus.

In addition to the cash generated by its operations, our Predecessor also entered into certain financing arrangements with Westlake to satisfy its capital and operating expenditure requirements. Our Predecessor separately recorded costs associated with financing its operations resulting from financing arrangements entered into with Westlake. Based on the terms of our cash distribution policy, we expect that we will distribute to our partners most of the excess cash generated by our operations. To the extent we do not generate sufficient cash flow to fund capital expenditures, we expect to fund them primarily from external sources, including borrowing directly from Westlake, as well as future issuances of equity and debt interests.

In connection with this offering, we will establish separate bank accounts, but Westlake will continue to provide treasury services on our behalf under the services and secondment agreement. We expect our ongoing sources of liquidity following this offering to include cash generated from operations and, if necessary, the issuance of additional equity or debt interests. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements and to make quarterly cash distributions. Westlake may also provide direct and indirect financing to us from time to time.

In order to fund non-annual turnaround expenditures, we intend to cause OpCo to (i) use $55.4 million from the net proceeds of this offering to fund its initial balance for turnaround expenditures and (ii) reserve approximately $29.3 million annually thereafter. Each of OpCo's ethylene production facilities requires turnaround maintenance approximately every five years. By creating an initial balance and reserving additional cash annually, we intend to reduce the variability in both our and OpCo's operating results and earnings. The initial balance of turnaround reserve will account for the period that the ethylene production facilities were under Westlake's ownership following the last major turnaround and prior to the entry into the Ethylene Sales Agreement. Westlake's purchase price for ethylene purchased under the Ethylene Sales Agreement will include a component (adjusted annually) designed to cover, over the long term, substantially all of OpCo's turnaround expenditures.

All of our cash will be generated from cash distributions from OpCo. OpCo is a restricted subsidiary and guarantor under Westlake's credit facility and the indentures governing its senior notes. Restrictions in the credit facility and indentures could limit OpCo's ability to make distributions to us. These limitations are subject to a number of important qualifications and exceptions. The effectiveness of many of these restrictions in the indentures governing Westlake's senior notes is currently suspended under the indentures because the senior notes are currently rated investment grade by at least two nationally recognized credit rating agencies. The indentures governing Westlake's senior notes will prevent OpCo from making distributions to us if any default or event of default (as defined in the indentures) exists. Westlake's credit facility will not prevent OpCo from making distributions to us so long as Westlake maintains a minimum availability under the credit facility. In order for OpCo to make distributions, Westlake's revolving credit facility provides that (i) Westlake must maintain a minimum borrowing availability of at least the greater of $100.0 million or 25% of the total bank commitments under the revolving credit facility or (ii) Westlake must maintain a minimum borrowing availability of at least the greater of $70.0 million or 17.5% of the total bank commitments under the revolving credit facility and meet a minimum fixed charge coverage ratio of 1.0:1 under the revolving credit facility. At March 31, 2014, Westlake had no borrowings outstanding under the revolving credit facility, outstanding letters of credit totaling $16.9 million and borrowing availability of $383.1 million. If Westlake's borrowing availability were to decrease below the applicable minimums, due to substantial additional borrowings or letters of credit or a reduction in the bank commitments, OpCo would be prevented from making distributions to us. Please read "OpCo is a restricted subsidiary and guarantor under Westlake's credit facility and the indentures governing the senior notes. Restrictions in the credit facility and indentures could limit OpCo's ability to make distributions to us."

We intend to pay a minimum quarterly distribution of $0.2750 per unit per quarter, which equates to approximately $7.0 million per quarter, or approximately $27.9 million per year in the aggregate, based on the number of common and subordinated units to be outstanding immediately after completion of this offering. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis at our minimum quarterly distribution rate or at any other rate. Please read "Cash Distribution Policy and Restrictions on Distributions."

Indebtedness

In 2013, our Predecessor entered into unsecured promissory note agreements with Westlake under which our Predecessor borrowed, including accrued interest, a total of $288.0 million and $238.6 million as of March 31, 2014 and December 31, 2013, respectively, to fund certain capital expenditures. Each of the promissory notes has a ten-year term beginning on the date our Predecessor entered into the agreement. Outstanding borrowings under the promissory notes bear interest at the prime rate plus a 1.5% margin, which is accrued in arrears quarterly.

OpCo may obtain additional advances under these notes from time to time, subject to the agreement of Westlake. OpCo has the right at any time to prepay these notes, in whole or in part, without any premium or penalty.

Additionally, at the closing of this offering OpCo will enter into a $600.0 million intercompany credit facility with Westlake that may be used to fund growth projects and working capital needs.

Cash Flows from Operations

Our operations generated $197.9 million in cash during the first quarter of 2014, as compared to $163.0 million during the first quarter of 2013. The increase was mainly due to an increase in income from operations and a decrease in the use of cash for working capital purposes. Cash flows from operating activities for the first quarter of 2013 were negatively impacted by deferred turnaround costs related to the turnaround at Lake Charles Olefins.

Our operations generated $602.5 million in cash during 2013, as compared to $496.8 million in 2012. The increase was primarily driven by an increase in net income as a result of a significant drop in feedstock prices in 2013 as compared to 2012, offset partially by unfavorable changes in components of working capital. Working capital impacts primarily reflect cash spent on turnarounds related to Lake Charles Olefins.

BUSINESS

Overview

We are a Delaware limited partnership recently formed by Westlake to operate, acquire and develop ethylene production facilities and related assets. Westlake is a vertically integrated, international manufacturer and marketer of basic chemicals, polymers, and fabricated building products. Our business and operations are conducted through OpCo, a recently formed partnership between Westlake and us. At the consummation of this offering, our assets will consist of a 10% limited partner interest in OpCo as well as the general partner interest in OpCo. Because we own OpCo's general partner, we have control over all of OpCo's assets and operations. Westlake has retained a 90% limited partner interest in OpCo and will retain a significant interest in us through its ownership of our general partner as well as 55.7% of our limited partner units (consisting of 1,436,115 common units and all of the subordinated units) and our incentive distribution rights.

OpCo's assets will be comprised of three ethylene production facilities, which convert primarily ethane into ethylene, with an aggregate annual capacity of approximately 3.4 billion pounds and a 200-mile ethylene pipeline. OpCo will derive substantially all of its revenue from its ethylene production facilities. Ethylene is the world's most widely used petrochemical in terms of volume and is a key building block used to produce a number of key derivatives, such as polyethylene ("PE") and polyvinyl chloride ("PVC"), which are used in a wide variety of end markets including packaging, construction and transportation. Westlake's downstream PE and PVC production facilities will consume a substantial majority of the ethylene produced by OpCo. OpCo will generate revenue primarily by selling ethylene to Westlake and others, as well as through the sale of co-products of ethylene production, including propylene, crude butadiene, pyrolysis gasoline and hydrogen. Our sole revenue generating asset will be our 10% limited partner interest in OpCo.

In connection with this offering, OpCo will enter into a 12-year ethylene sales agreement with Westlake, under which Westlake will agree to purchase 95% of OpCo's planned ethylene production each year, on a cost-plus basis that is expected to generate a fixed margin per pound of $0.10 (the "Ethylene Sales Agreement"). We believe this agreement will promote more stable and predictable cash flows for OpCo. Any ethylene not sold to Westlake and all co-products that are produced by OpCo will be sold to third parties on either a spot or contract basis. OpCo will also enter into a feedstock supply agreement with Westlake that will supply OpCo with all of the ethane (and any other feedstocks) required for OpCo to produce ethylene under the Ethylene Sales Agreement (the "Feedstock Supply Agreement").

OpCo primarily uses ethane (a component of natural gas liquids, or NGLs) to produce ethylene. Approximately 66.5% of global ethylene production is based on higher priced feedstocks (primarily naphtha, as well as butane and propane) whose prices are linked to global oil prices. As a result, global ethylene and ethylene derivative prices have generally been linked to movements in global oil prices (principally Brent crude prices) for more than 20 years. In the U.S., technological advances in horizontal drilling and fracturing techniques in shale formations have dramatically increased the production of oil and gas and resulted in the oversupply of ethane. The spread between U.S. ethane and global oil prices has provided a margin advantage for U.S. ethane-based ethylene producers, such as OpCo. Throughout 2012 and 2013, production costs for U.S. ethane-based ethylene producers were significantly lower than global ethylene production facilities utilizing naphtha and other feedstocks. This feedstock cost advantage for U.S. ethane-based ethylene producers as compared to Asia naphtha-based ethylene producers has resulted in a positive cash cost differential that has ranged from $0.23 per pound to $0.48 per pound, and averaged $0.38 per pound, since 2012. Over the last decade, cash margins of U.S. ethane-based ethylene producers were above $0.10 per pound every year other than 2009, when cash margins were below $0.10 per pound due to the global economic recession.

Given Westlake's significant ownership interest in us following this offering, we believe Westlake is incentivized to offer us the opportunity to purchase additional assets that it owns, including additional interests in OpCo, although it is under no obligation to do so. We may also pursue organic growth opportunities at OpCo as

Competitive Strengths

We believe we are well positioned to execute our business strategies based on the following competitive strengths:

- **Stable and Predictable Cash Flows from OpCo**. The Ethylene Sales Agreement is designed to cover our costs and provide a $0.10 margin per pound on a substantial majority of the ethylene we produce, reducing our exposure to commodity price volatility and more promoting stable cash flow. Westlake is obligated to purchase 95% of our planned ethylene production. In addition, Westlake is expected to exercise its option to purchase 95% of our excess production. We believe each of those factors should result in more stable cash flows.

    Each of OpCo's ethylene production facilities requires turnaround maintenance on average every five years. OpCo intends to reserve approximately $29.3 million per year to fund these turnaround expenditures. Reserving these amounts should enable OpCo to maintain steady cash flows for distributions while funding these significant non-annual expenditures. We intend to use $55.4 million from the proceeds of this offering to fund OpCo's initial balance for this turnaround reserve. Westlake's purchase price for ethylene purchased under the Ethylene Sales Agreement will include a component (adjusted annually) designed to cover, over the long term, substantially all of OpCo's turnaround expenditures.

- **Strategic Relationship with Westlake**. We have a strategic relationship with Westlake, which we believe will provide both us and OpCo with a stable base of cash flows as well as opportunities for growth. Westlake has an investment grade credit rating and is well-capitalized. Westlake will own 55.7 % of our limited partner units (consisting of 1,436,115 common units and all of the subordinated units), our incentive distribution rights and our general partner. OpCo's ethylene production facilities are a critical supply source for Westlake's production of diversified downstream products including PE and PVC and this vertical integration enables Westlake to capture the economic value of the entire ethylene value chain. In particular, we expect to benefit from the following aspects of our relationship with Westlake:

    - **Attractive Downstream Polyethylene Product Mix**. Westlake focuses on a low-density PE ("LDPE") and linear low-density PE ("LLDPE") product mix. LDPE has enjoyed higher margins than LLDPE and high-density PE ("HDPE"), the more commoditized PE grades. A majority of Westlake's production is LDPE. Westlake is a leading producer of LDPE by capacity in North America and predominantly uses the autoclave technology (as opposed to tubular technology), which is capable of producing higher margin specialty PE products. Autoclave LDPE is a more specialized form of LDPE that feeds into a broad array of end products. In contrast, tubular LDPE is a more commoditized form of LDPE with a narrower range of applications. Approximately 80% of Westlake's LDPE production is autoclave. Furthermore, most announced LDPE industry capacity additions in North American are projected to be tubular LDPE.

    - **Highly Integrated Polymers and Vinyls Chain**. Westlake is highly integrated along its PVC production chain. Most U.S.-based PVC producers including Westlake internally produce their chlorine requirements but most rely on the merchant market for their ethylene requirements. Westlake, however, is substantially integrated into ethylene as well. As a result, Westlake enjoys operational and cost advantages relative to non-ethylene integrated PVC producers. Westlake's vinyls, PVC and downstream PVC building products businesses are well positioned to capitalize on improvements in the construction market, which could drive additional usage of ethylene.

    - **Acquisition and Growth Opportunities**. Immediately after this offering we will own a 10% limited partner interest in OpCo. The opportunity to acquire additional ownership interests in OpCo is an important potential source of our future growth, although Westlake has no obligation to sell additional interests in OpCo to us.

- **Access to Operational and Industry Expertise**. We expect to benefit from Westlake's extensive operational, commercial and technical expertise, as well as its industry relationships, as we seek to optimize and expand OpCo's existing asset base.

- **Well Maintained Assets with Long History of Reliable Operations**. OpCo continually invests in the maintenance and integrity of its assets. OpCo's ethylene production facilities have operated on average above the industry average operating rate of 86.4% since 2005. OpCo conducts regularly scheduled turnarounds at each of its ethylene production facilities to perform planned major maintenance activities. OpCo is also continually focused on improving its asset portfolio and cost position. At Calvert City Olefins, OpCo recently completed an expansion and feedstock conversion project that resulted in a 180 million pound capacity expansion and also provided OpCo with 100% ethane feedstock capability at the facility. In addition, OpCo plans to expand Petro 1 by approximately 250 million pounds in late 2015 or early 2016.

- **Strategically Located Assets**. OpCo benefits from the strategic location of its ethylene production facilities, which allows it to access low-cost ethane from the Gulf Coast and the Marcellus and Utica shale formations. Petro 1 and Petro 2 are both large-scale facilities with abundant feedstock sourcing capabilities given their proximity to Mont Belvieu, the largest NGLs hub on the Gulf Coast. Westlake currently supplies feedstock to Lake Charles Olefins through several pipelines from a variety of suppliers in Texas and Louisiana. Additionally, Calvert City Olefins is connected to the ATEX pipeline, allowing OpCo to use ethane feedstocks from the Marcellus and Utica shale formations. Westlake's Calvert City complex is one of the few PVC plants outside the Gulf Coast, and it is also the only fully integrated vinyls complex located outside of the Gulf Coast, giving it a shipping advantage for certain key markets, such as the Midwest, the Northeast and Canadian markets. OpCo recently completed an expansion and feedstock conversion project at this facility, which increased its ethylene production and enabled it to take advantage of low-cost ethane production from the Marcellus and Utica shale formations.

- **Conservative Financial Profile**. OpCo has a $600.0 million intercompany credit agreement with Westlake that may be used to fund growth projects and working capital needs. We expect to have $246.5 million of indebtedness at the closing of this offering and believe that our access to the debt and equity capital markets should provide us with the financial flexibility necessary to pursue organic expansion and acquisition opportunities. Westlake is a well-capitalized credit worthy sponsor with an investment grade credit rating and a significant amount of liquidity. Westlake had cash, cash equivalents and current marketable securities of $776.3 million as of March 31, 2014. Westlake may also provide direct and indirect financing to us from time to time.

- **Experienced Management Team**. Our management team consists of senior officers of Westlake, who average over 28 years of experience in the petrochemical industry. We believe the level of operational and financial expertise of our management team will prove critical in successfully executing our business strategies.

Our Relationship With Westlake

Our principal strength is our relationship with Westlake. Westlake is a vertically integrated, international manufacturer and marketer of basic chemicals, polymers and fabricated building products. Westlake benefits from highly integrated production facilities that allow it to process raw materials into higher value-added chemicals and building products. As of March 31, 2014, Westlake had 13.6 billion pounds per year of aggregate production capacity at 15 manufacturing sites in North America as well as a 59% interest in a joint venture that operates a vinyls facility in China. For the three months ended March 31, 2014 and the year ended December 31, 2013, Westlake had consolidated revenues of approximately $1.0 billion and $3.8 billion, respectively, and net income of $158.0 million and $610.4 million, respectively. Westlake's common stock trades on the New York Stock Exchange ("NYSE") under the symbol "WLK."

Westlake will retain a significant interest in us through its ownership of 55.7% of our limited partner units (consisting of 1,436,115 common units and all of the subordinated units), our incentive distribution rights and our general partner. We believe Westlake will promote and support the successful execution of our business equivalent rights ("DERs") or other unit-based awards. Subject to adjustment in the event of certain transactions or changes in capitalization, an aggregate of 1,270,000 common units may be delivered pursuant to awards under the LTIP. Units subject to awards that are forfeited, cancelled, exercised, paid or otherwise terminated without the delivery of units will be available for delivery pursuant to other awards under the LTIP. The LTIP will be administered by the board of directors of our general partner or a committee thereof, either of which we refer to herein as the "committee." The LTIP will be designed to promote our interests, as well as the interests of our unitholders, by rewarding the directors, officers, employees and consultants of our general partner and its affiliates for superior performance, as well as by strengthening our general partner's and its affiliates' abilities to attract, retain and motivate individuals who are essential for our growth and profitability.

Unit Options and Unit Appreciation Rights. The LTIP will permit the grant of unit options and unit appreciation rights covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units as of the exercise date over a specified exercise price, either in cash or in common units, as determined in the discretion of the committee. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the committee may determine, consistent with the terms of the LTIP; however, the exercise price of a unit option or unit appreciation right generally must be equal to or greater than the fair market value of a common unit on the date of grant.

Restricted Units and Phantom Units. A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the participant holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the participant to receive a common unit (or such greater or lesser number of common units as may be provided pursuant to the applicable award agreement) upon the vesting of the phantom unit (or on a deferred basis upon specified future dates or events) or, in the discretion of the committee, cash equal to the fair market value of a common unit (or such greater or lesser number of common units). The committee may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the committee may determine are appropriate, including the period over which restricted or phantom units will vest. The committee may, in its discretion, base vesting on the participant's completion of a period of service or upon the achievement of specified performance criteria or as otherwise set forth in an award agreement. Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units. The committee, in its discretion, may also grant tandem DERs with respect to phantom units. DERs are described in more detail below.

Unit Awards. A unit award is an award of common units that are fully vested upon grant and are not subject to forfeiture. Unit awards may be paid in addition to, or in lieu of, cash or other compensation that would otherwise be payable to a participant. A unit award may be wholly discretionary in amount or it may be paid with respect to a bonus or other incentive compensation award, the amount of which is determined based on the achievement of performance criteria or other factors.

Distribution Equivalent Rights. The committee is authorized to grant DERs either in tandem with an award or as a separate award. DERs are contingent rights to receive an amount in cash, common units, restricted units, phantom units or any combination thereof, as determined by the committee in its discretion, equal to the cash distributions made on our common units during the period in which such award remains outstanding. The terms and conditions applicable to DERs will be determined by the committee and set forth in an award agreement.

Other Unit-Based Awards. The LTIP will also permit the grant of "other unit-based awards," which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of an other unit-based award may be based on a participant's continued service, the achievement of specified performance criteria or other measures. On vesting (or on a deferred basis upon specified future dates or events), an other unit-based award may be paid in cash and/or in units, as determined by the committee.

Source of Common Units; Cost; Proceeds. Common units to be delivered with respect to awards under the LTIP may consist, in whole or in part, of common units acquired by us or our general partner in the open market,

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of Westlake Chemical Partners LP that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

- our general partner;

- beneficial owners of 5% or more of our common units;

- each director and named executive officer of our general partner; and

- all of our directors and executive officers of our general partner as a group.

The table does not reflect any common units that directors and executive officers may purchase in this offering through the directed unit program described in "Underwriting." Unless otherwise noted, the address for each beneficial owner listed below is 2801 Post Oak Boulevard, Suite 600, Houston, Texas 77056.

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
Westlake Chemical Corporation	11,250,000	5.7%	12,868,115	100%	55.7%
Westlake Chemical Partners GP LLC	—	—	—	—	—
Albert Chao	—	—	—	—	—
James Chao	—	—	—	—	—
M. Steven Bender	—	—	—	—	—
L. Benjamin Ederington	—	—	—	—	—
David R. Hansen	—	—	—	—	—
George Mangieri	—	—	—	—	—
Max L. Lukens	—	—	—	—	—
Lawrence Teel	—	—	—	—	—
All directors and executive officers as a group (8 persons)	—	— %	—	—	— %

The following table sets forth, as of July 7, 2014, the number of shares of common stock of Westlake Chemical Corporation owned by each director and named executive officer of our general partner and by all directors and executive officers of our general partner as a group:

Directors and Named Executive Officers	Amount and Nature of Beneficial Ownership of Common Stock[1]		
	Direct[2]	Other	Percent of Class
Albert Chao	832,442	92,010,554[3][4]	69.5%
James Chao	173,064	92,010,554[4][5]	69.1%
M. Steven Bender	112,024	—	*
L. Benjamin Ederington	0	—	*
David R. Hansen	34,650	—	*
George Mangieri	25,682	—	*
Max L. Lukens	16,384	—	*
Lawrence Teel	1,236	—	*
All directors and executive officers as a group (8 persons)	1,195,482	92,010,554	69.8%

---

* Less than 1% of the outstanding shares of common stock.

(1) None of the shares beneficially owned by our directors, nominees or officers are pledged as security.

(2) The amounts include shares of common stock that may be acquired within 60 days from July 7, 2014 through the exercise of options held by Mr. Albert Chao (570,234), Mr. James Chao (72,938), Mr. Bender

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Historical Transactions

Prior to the offering, our Predecessor was the ethylene operations conducted by wholly owned subsidiaries of Westlake and operated as a component of the integrated operations of Westlake and its affiliates. Consequently, we have historically engaged in significant transactions and have had material relationships with Westlake and its affiliates on a continuous basis.

Our Predecessor sold ethylene to Westlake and its affiliates, and purchased from Westlake and its affiliates ethane, propane and other feedstocks.

Ownership of General Partner and Limited Partner Interests

Following the completion of this offering, Westlake will own 90% of the limited partner interests in OpCo. In addition, Westlake will beneficially own our general partner as well as 55.7% of our limited partner units (consisting of 1,436,115 common units and all of the subordinated units) and our incentive distribution rights. As a result, Westlake will continue to be able to control the election of the directors of our general partner, otherwise exercise control or significant influence over our partnership and management policies and generally determine the outcome of any partnership or OpCo transaction or other matter submitted to our unitholders for approval, including certain potential mergers or acquisitions, certain asset sales and other significant partnership transactions. So long as Westlake owns a majority equity interest in our general partner or a significant amount of our limited partner interest, Westlake will continue to be able to effectively control or significantly influence the outcome of such matters.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation Stage

The aggregate consideration received by our general partner and its affiliates for the contribution of a 5.6% interest in OpCo and our purchase of an additional 4.4% interest in OpCo.....	• 1,436,115 common units;
	• 12,686,115 subordinated units;
	• our incentive distribution rights; and
	• $207.1 million of net proceeds from this offering (after deducting the underwriting discounts and a structuring fee and the expenses of this offering) will be used to purchase a 4.4% interest in OpCo; OpCo, in turn, will use $55.4 million to establish an initial cash reserve for turnaround expenditures and $151.7 million to reimburse Westlake for certain pre-formation capital expenditures with respect to the assets contributed to OpCo.
	If the underwriters exercise their option to purchase additional common units, we will use the net proceeds from such exercise to purchase an additional limited partner interest in OpCo, and OpCo will use such net proceeds to repay intercompany debt to Westlake.

Operational Stage

Distributions of cash to our general
    partner and its affiliates . . . . We will generally make cash distributions 100% to our unitholders, including affiliates of our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target distribution level.

    Assuming we have sufficient cash to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $15.5 million on their units.

Payments to our general partner and its
    affiliates . . . . Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include expenses we and OpCo will incur under the services and secondment agreement and the omnibus agreement, including salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us.

Withdrawal or removal of our general
    partner . . . . If our general partner withdraws or is removed, its general partner interest and Westlake's incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Partnership Agreement—Withdrawal or Removal of Our General Partner."

Liquidation Stage

Liquidation . . . . Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Contractual Arrangements

    We and other parties have entered into or will enter into the various documents and agreements that will affect the offering transactions, including our acquisition of interests in OpCo, the transfer of assets in, and the assumption of liabilities by, us and OpCo, and the application of the proceeds of this offering, and we have entered into or are entering into a number of other agreements with Westlake and its affiliates. These agreements are not and will not be the result of arm's-length negotiations, and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

- enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

- accelerating the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $28.0 million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "How We Make Distributions To Our Partners."

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read "How We Make Distributions To Our Partners—Operating Surplus and Capital Surplus—Operating Surplus."

The directors and officers of Westlake have a fiduciary duty to make decisions in the best interests of the owners of Westlake, which may be contrary to our interests.

The officers and certain directors of our general partner have fiduciary duties to Westlake that may cause them to pursue business strategies that disproportionately benefit Westlake or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as Westlake, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that replace the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment of the partnership agreement.

Our partnership agreement restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement provides that:

- our general partner and its executive officers and directors will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decision was not adverse to the interest of the partnership, and, with respect to criminal conduct, did not act with the knowledge that its conduct was unlawful;

- our general partner and its officers and directors will not be liable for monetary damages or otherwise to us or our limited partners for any losses sustained or liabilities incurred as a result of the general partner's, officer's or director's determinations, acts or omissions in their capacities as general partner, officers or directors, unless there has been a final and non-appealable judgment entered by a court of

The incentive distribution rights may be entitled to vote in certain circumstances.

Action	Unitholder Approval Required
Issuance of additional units	No approval right.
Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of the Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets . . .	Unit majority in certain circumstances. Please read "—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."
Dissolution of our partnership.	Unit majority. Please read "—Dissolution."
Continuation of our business upon dissolution	Unit majority. Please read "—Dissolution."
Withdrawal of our general partner	Under most circumstances, the approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to June 30, 2024 in a manner that would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner."
Removal of our general partner	Not less than 66⅔% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Please read "—Withdrawal or Removal of Our General Partner."
Transfer of our general partner interest.	No approval right. Please read "—Transfer of General Partner Interest."
Transfer of incentive distribution rights	No approval right. Please read "—Transfer of Subordinated Units and Incentive Distribution Rights."
Transfer of ownership interests in our general partner.	No approval right. Please read "—Transfer of Ownership Interests in the General Partner."

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

- enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, Westlake will own approximately 55.7% of our outstanding common units and subordinated units excluding common units purchased by directors and officers of our general partner under our directed unit program.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal place of business, our registered agent or our registered office;

- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

- a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

- an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in "How We Make Distributions To Our Partners—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interest."

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read "—Dissolution."

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66⅔% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner's removal. At the closing of this offering, Westlake will own 55.7% of our outstanding limited partner units, including all of our subordinated units (or 52.2% of our outstanding limited partners interests if the underwriters exercise in full their option to purchase additional common units from us) and excluding common units purchased by directors and officers of our general partner under our directed unit program.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

- all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis; and

- if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, Westlake will hold an aggregate of 1,436,115 common units and all 12,686,115 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the securities outstanding; or

- the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement—Issuance of Additional Interests."

Under our partnership agreement and the registration rights agreement that we expect to enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

The executive officers and directors of our general partner and Westlake have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions.

if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder. Distributions we make to a unitholder will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed exceeds the unitholder's adjusted tax basis in its units.

Section 7704 of the Code provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership's gross income for every taxable year it is publicly traded consists of "qualifying income," the partnership may continue to be treated as a partnership for federal income tax purposes (the "Qualifying Income Exception"). Qualifying income includes income and gains derived from the processing, transportation, storage and marketing of certain natural resources, including products of natural gas, as well as other types of qualifying income such as interest (other than from a financial business) and dividends. We estimate that less than 3.0% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is "qualifying income" within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce our cash available for distribution to unitholders and thus would likely substantially reduce the value of our common units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder's tax basis in its units, and thereafter (iii) taxable capital gain.

UNDERWRITING

Barclays Capital Inc. and UBS Securities LLC are acting as representatives of the underwriters and as joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.	
UBS Securities LLC	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Deutsche Bank Securities Inc.	
Morgan Stanley & Co. LLC	
Goldman, Sachs & Co.	
J.P. Morgan Securities LLC	
Wells Fargo Securities, LLC	
Total	11,250,000

The underwriting agreement provides that the underwriters' obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

- the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;
- the representations and warranties made by us to the underwriters are true;
- there is no material change in our business or the financial markets; and
- we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to 0.375% of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. and UBS Securities LLC for the evaluation, analysis and structuring of our partnership. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $20,000.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $ per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

We estimate that the expenses of this offering incurred by us will be $3.3 million (excluding underwriting discounts and commissions and a structuring fee).

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,687,500 additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 11,250,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter's underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, our general partner and its affiliates, including Westlake, and the directors and executive officers of our general partner have agreed that, without the prior written consent of Barclays Capital Inc. and UBS Securities LLC, we and they will not directly or indirectly, for a period of 180 days after the date of this prospectus (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units (other than (i) the common units being sold in this offering and (ii) common units issued pursuant to employee benefit plans, qualified option plans or other employee compensation plans existing on the date hereof), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities (other than any registration statement on Form S-8) or (4) publicly disclose the intention to do any of the foregoing.

The 180-day restricted period described in the preceding paragraph will be extended if:

- during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

- prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period—in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event unless such extension is waived in writing by Barclays Capital Inc. and UBS Securities LLC.

Barclays Capital Inc. and UBS Securities LLC, in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the common units and other securities from lock-up agreements, Barclays Capital Inc. and UBS Securities LLC will consider, among other factors, the holder's reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated among the representatives and us. In determining the initial public offering price of our common units, the representatives will consider:

- the history and prospects for the industry in which we compete;

- our financial information;

174

UNAUDITED PRO FORMA COMBINED CARVE-OUT FINANCIAL STATEMENTS

Introduction

Set forth below are the unaudited pro forma combined carve-out balance sheet as of March 31, 2014, and the unaudited pro forma combined carve-out statements of operations for the year ended December 31, 2013 and for the three months ended March 31, 2014 (together with the notes to the unaudited pro forma combined carve-out financial statements, the "pro forma financial statements"), of Westlake Chemical Partners LP (the "Partnership," "we," "our," or "us"). The pro forma financial statements have been derived from the historical combined carve-out financial statements of Westlake Chemical Partners LP Predecessor, our predecessor for accounting purposes (our "Predecessor") included elsewhere in this prospectus. Our Predecessor consists of the assets, liabilities and results of operations of the ethylene business of Westlake Chemical Corporation ("Westlake" or "Parent").

The pro forma financial statements should be read in conjunction with our Predecessor's historical combined carve-out financial statements, including the related notes to the combined carve-out financial statements. The pro forma adjustments are based on currently available information and certain estimates and assumptions; actual adjustments may differ from the pro forma adjustments. However, management believes these estimates and assumptions provide a reasonable basis for presenting the significant effects of contemplated transactions and that the pro forma adjustments are factually supportable and give appropriate effect to those estimates and assumptions and are properly applied in the pro forma financial statements.

The pro forma adjustments have been prepared as if the transactions to be effected at the closing of the offering had taken place on March 31, 2014, in the case of the unaudited pro forma combined carve-out balance sheet, and as of January 1, 2013, in the case of the unaudited pro forma combined carve-out statements of operations for the year ended December 31, 2013 and for the three months ended March 31, 2014. The pro forma financial statements may not be indicative of the results that actually would have occurred if the Partnership had acquired its limited and general partner interests in Westlake Chemical OpCo LP ("OpCo") and the offering had been consummated on the dates indicated, or the results that will be obtained in the future.

The Partnership will own 10% of the limited partner interest and all of the general partner interest in OpCo, a limited partnership formed by Westlake in anticipation of our initial public offering to own and operate an ethylene production and transportation business. We will control, and therefore consolidate, OpCo through our ownership of its general partner. The initial assets contributed by Westlake to OpCo consist of three ethylene production facilities and an ethylene pipeline (the "Contributed Assets"). The contribution of the Contributed Assets to OpCo will be recorded at Westlake's historical carryover basis, as it constitutes a reorganization of entities under common control. While the Predecessor's provision for income taxes has been computed on a separate return basis, the pro forma financial statements have been prepared under the assumption we will be treated as a partnership for U.S. federal income tax purposes.

The pro forma financial statements give pro forma effect to the matters described in the accompany notes, including:

- Westlake's contribution to OpCo of three ethylene production facilities and a 200-mile ethylene pipeline (the "Longview Pipeline");

- the transfer by Westlake to us of a limited partner interest in OpCo, and a 100% interest in Westlake Chemical OpCo GP, LLC, which holds the general partner interest in OpCo, in exchange for the issuance by us to subsidiaries of Westlake of 1,436,115 common units, 12,686,115 subordinated units (with the number of common units and subordinated units to be issued to Westlake determined by reference to an anticipated initial public offering price of $20.00 per unit, the mid-point of the price range set forth on the cover of this prospectus and an anticipated minimum quarterly distribution of $0.2750 per unit during the twelve month period ending June 30, 2015) and the incentive distribution rights;

- the consummation of this offering and our issuance of 11,250,000 common units to the public at an assumed initial offering price of $20.00 per unit;

WESTLAKE CHEMICAL PARTNERS LP
UNAUDITED PRO FORMA COMBINED CARVE-OUT BALANCE SHEET

As of March 31, 2014	Predecessor Historical	Pro forma Adjustments Predecessor Retained	Pro forma Adjustments Offering Related	Partnership Pro Forma
		(in thousands of dollars)		
ASSETS				
Current assets				
Cash and cash equivalents.	$ —	$ —	$ 55,419 (b)	$ 55,419
Accounts receivable, net	54,989	(54,989) (a)	—	—
Inventories	85,670	(79,655) (a)	—	6,015
Prepaid expenses and other current assets	174	(174) (a)	—	—
Deferred income taxes	4,448	(4,448) (a)	—	—
Total current assets	145,281	(139,266)	55,419	61,434
Property, plant and equipment, net	794,176	(63,319) (a)	—	730,857
Equity investment	10,339	(10,339) (a)	—	—
Other assets, net				
Goodwill and intangible assets, net	5,873	—	—	5,873
Deferred charges and other assets, net	64,733	—	—	64,733
Total other assets, net	70,606	—	—	70,606
Total assets	$1,020,402	$(212,924)	$ 55,419	$862,897
LIABILITIES				
Current liabilities				
Accounts payable	$ 96,567	$ (96,567) (a)	$ —	$ —
Accrued liabilities	27,338	(27,338) (a)	—	—
Total current liabilities	123,905	(123,905)	—	—
Long-term debt payable to Westlake	302,357	(142,193) (a)	—	160,164
Deferred income taxes	186,122	(184,477) (a)	—	1,645
Other liabilities	925	(925) (a)	—	—
Total liabilities	613,309	(451,500)	—	161,809
Commitments and contingencies				
NET INVESTMENT/EQUITY AND NONCONTROLLING INTEREST IN OPCO				
Net investment	407,093	—	(407,093) (c)	—
Westlake Chemical Partners LP partners' capital	—	238,576 (a)	(168,467) (e)	70,109
Noncontrolling interest in OpCo	—	—	630,979 (d)	630,979
Total net investment/equity and noncontrolling interest in OpCo	407,093	238,576	55,419	701,088
Total liabilities, net investment/equity and noncontrolling interest in OpCo	$1,020,402	$(212,924)	$ 55,419	$862,897

See Notes to Unaudited Pro Forma Combined Carve-Out Financial Statements.

WESTLAKE CHEMICAL PARTNERS LP
UNAUDITED PRO FORMA COMBINED CARVE-OUT STATEMENT OF OPERATIONS

| Year Ended December 31, 2013 | Predecessor Historical | Pro Forma Adjustments | | Partnership Pro Forma |
| | | Predecessor Retained | Offering Related | |
		(in thousands of dollars, except unit amounts and per unit data)		
Revenue				
Net ethylene sales—Westlake	$1,603,043	$(767,923) (f)(g)	$ —	$ 835,120
Net co-product, ethylene and feedstock sales—third parties	524,704	(161,019) (f)	—	363,685
Total net sales..............................	2,127,747	(928,942)	—	1,198,805
Cost of sales	1,255,140	(374,799) (h)	—	880,341
Gross profit................................	872,607	(554,143)	—	318,464
Selling, general and administrative expenses...	25,451	(6,509) (i)	—	18,942
Income from operations	847,156	(547,634)	—	299,522
Other income (expense)				
Interest expense—Westlake	(8,032)	5,501 (j)	—	(2,531)
Other income (expense), net	7,701	(7,869) (k)	—	(168)
Income before income taxes	846,825	(550,002)	—	296,823
Provision for income taxes	300,279	(298,963) (l)	—	1,316
Net income................................	546,546	(251,039)	—	295,507
Less: Net income attributable to noncontrolling interest in OpCo	—	—	265,956 (m)	265,956
Net income attributable to Westlake Chemical Partners LP	$ 546,546	$(251,039)	$(265,956)	$ 29,551
Limited partners' interest in net income attributable to Westlake Chemical Partners LP:				
Common units.........................				$ 14,776
Subordinated units				$ 14,775
Net income per limited partner unit (basic and diluted):				
Common units.........................				$ 1.16
Subordinated units				$ 1.16
Weighted average number of limited partner units outstanding (basic and diluted):				
Common units.........................				12,686,115
Subordinated units				12,686,115

See Notes to Unaudited Pro Forma Combined Carve-Out Financial Statements.

WESTLAKE CHEMICAL PARTNERS LP
UNAUDITED PRO FORMA COMBINED CARVE-OUT STATEMENT OF OPERATIONS

| | | Pro Forma Adjustments | | |
Three Months Ended March 31, 2014	Predecessor Historical	Predecessor Retained	Offering Related	Partnership Pro Forma
	(in thousands of dollars, except unit amounts and per unit data)			
Revenue				
Net ethylene sales—Westlake	$383,927	$(137,955) (f)(g)	$ —	$ 245,972
Net co-product, ethylene and feedstock sales—third parties	176,087	(88,713) (f)	—	87,374
Total net sales	560,014	(226,668)	—	333,346
Cost of sales	327,700	(73,946) (h)	—	253,754
Gross profit	232,314	(152,722)	—	79,592
Selling, general and administrative expenses	7,778	(1,526) (i)	—	6,252
Income from operations	224,536	(151,196)	—	73,340
Other income (expense)				
Interest expense—Westlake	(3,591)	2,008 (j)	—	(1,583)
Other income (expense), net	1,252	(1,264) (k)	—	(12)
Income before income taxes	222,197	(150,452)	—	71,745
Provision for income taxes	78,323	(77,992) (l)	—	331
Net income	143,874	(72,460)	—	71,414
Less: Net income attributable to noncontrolling interest in OpCo	—	—	64,273 (m)	64,273
Net income attributable to Westlake Chemical Partners LP	$143,874	$ (72,460)	$(64,273)	$ 7,141
Limited partners' interest in net income attributable to Westlake Chemical Partners LP:				
Common units				$ 3,571
Subordinated units				$ 3,570
Net income per limited partner unit (basic and diluted):				
Common units				$ 0.28
Subordinated units				$ 0.28
Weighted average number of limited partner units outstanding (basic and diluted):				
Common units				12,686,115
Subordinated units				12,686,115

See Notes to Unaudited Pro Forma Combined Carve-Out Financial Statements.

WESTLAKE CHEMICAL PARTNERS LP
NOTES TO UNAUDITED PRO FORMA COMBINED CARVE-OUT FINANCIAL STATEMENTS
(in thousands of dollars)

(a) Reflects the elimination of balances included in the Predecessor that will remain with Westlake and will not be contributed to OpCo, as follows:

	March 31, 2014
Accounts receivable, net	$ (54,989)
Inventories[1]	(79,655)
Prepaid expenses and other current assets	(174)
Deferred income taxes (see note (l))	(4,448)
Property, plant and equipment, net[2]	(63,319)
Equity investment	(10,339)
Accounts payable	(96,567)
Accrued liabilities	(27,338)
Long-term debt payable to Westlake	(142,193)
Deferred income taxes (see note (l))	(184,477)
Other liabilities	(925)
Westlake Chemical Partners LP partners' capital (see note (e) and note (f))	238,576

(1)   Reflects an adjustment to eliminate the balance in the Predecessor's inventories, other than ethylene co-product inventories, which will be contributed to OpCo in connection with this offering.

(2)   Reflects an adjustment to eliminate the balance in the Predecessor's property, plant and equipment related to certain shared utility assets, including land and land improvements, and certain transportation assets included in the Predecessor's historical combined carve-out balance sheet, which will be retained by the Predecessor.

(b) Reflects adjustments to Cash and cash equivalents, as follows:

	March 31, 2014
Gross proceeds from initial public offering	$225,000
Underwriters' discount and fees	(14,625)
Expenses and costs of initial public offering	(3,250)
Distribution to Westlake of cash from initial public offering	(151,706)
Cash and cash equivalents pro forma adjustment	$ 55,419

(c) Represents the elimination of Westlake's net investment in the Predecessor and its reclassification to Westlake Chemical Partners LP partners' capital.

(d) Reflects 90% noncontrolling interest held by Westlake in OpCo calculated as follows:

	March 31, 2014
Reclassification of Westlake's net investment in the Predecessor (see note (e))	$407,093
Equity impact of eliminating balances not contributed to OpCo (see note (a))	238,576
Contribution to OpCo of net proceeds from initial public offering (see note (b))	207,125
Distribution to Westlake of cash from initial public offering (see note (b))	(151,706)
Net adjustment before noncontrolling interest	701,088
Noncontrolling interest held by Westlake in OpCo	90%
Noncontrolling interest in OpCo pro forma adjustment	$630,979

(in thousands of dollars)**

(e) Reflects adjustments to Westlake Chemical Partners LP partners' capital, as follows:

	March 31, 2014
Reclassification of Westlake's net investment in the Predecessor (see note (c))	$ 407,093
Noncontrolling interest in OpCo (see note (d))	(630,979)
Gross proceeds from initial public offering (see note (b))	225,000
Underwriters' discount and fees[(1)] (see note (b))	(14,625)
Expenses and costs of initial public offering[(1)] (see note (b))	(3,250)
Distribution to Westlake of cash from initial public offering (see note (b))	(151,706)
Westlake Chemical Partners LP partners' capital pro forma adjustment	$(168,467)

(1) Underwriters' discounts and fees and other expenses and costs of this offering will be allocated to the public common units.

(f) Reflects the elimination of activity related to the resale of ethylene and feedstock included in the Predecessor that will not be a part of OpCo's operations after this offering or the execution of the Ethylene Sales Agreement. Pro forma ethylene sales to third parties reflect 5% of actual ethylene production at the average historical sales price per pound to third parties for the applicable pro forma period. See note (g).

(g) Reflects a reduction in the Predecessor's ethylene sales to Westlake, as follows:

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
Price changes related to OpCo's execution of the Ethylene Sales Agreement with Westlake[(1)]	$(499,381)	$(109,491)
Ethylene pipeline tariff fee charged to Westlake[(2)]	3,716	1,190
Net ethylene sales-Westlake pro forma adjustment	$(495,665)	$(108,301)

(1) Calculated as (x) the difference between the average historical sales price and the average pro forma sales price per pound of ethylene sold to Westlake after giving effect to the provisions of the Ethylene Sales Agreement, multiplied by (y) 95% of actual ethylene production, being the volume assumed to have been sold to Westlake for pro forma purposes, for the respective periods presented.
(2) Following the closing of this offering, OpCo will enter into an agreement with Westlake for the transportation of ethylene through the Longview Pipeline. This pro forma adjustment is based on historical throughput volume and applicable historical tariffs for the year ended December 31, 2013 and the three months ended March 31, 2014.

Our Predecessor recognized revenue for ethylene volume sold internally based on a pricing formula intended to approximate the fair market value of the commodity. Historically, 100% of ethylene production was sold internally. Following the closing of this offering, 95% of the Partnership's planned ethylene production will be sold to Westlake under the Ethylene Sales Agreement. Furthermore, Westlake will hold an option to purchase 95% of actual ethylene production in excess of planned ethylene production (see "Contractual Arrangements-Ethylene Sales Agreement"). For purposes of these unaudited pro forma combined carve-out statements of operations, it is assumed that Westlake exercised its option to take 95% of the actual ethylene production in excess of planned production, resulting in Westlake taking 95% of actual ethylene production for pro forma

(in thousands of dollars)

the closing of this offering. Westlake Chemical Partners LP will be treated as a nontaxable, publicly traded partnership for U.S. federal income tax purposes following this offering. The Partnership will not record a provision for federal income tax or associated deferred taxes. See note (a).

(m) Reflects pro forma net income attributable to the 90% noncontrolling interest held by Westlake in OpCo calculated as follows:

	Year Ended December 31, 2013	Three Months Ended March 31, 2014
Partnership pro forma net income	$295,507	$71,414
Noncontrolling interest held by Westlake in OpCo	90%	90%
Net income attributable to noncontrolling interest in OpCo pro forma adjustment	$265,956	$64,273

Pro forma net income per unit

We compute income per unit using the two-class method. Net income available to common and subordinated unitholders for purposes of the basic income per unit computation is allocated between the common and subordinated unitholders by applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash.

Pro forma basic net income per unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, we have assumed 12,686,115 common units (including all 11,250,000 common units being offered in this offering) and subordinated units to be outstanding. All units were assumed to have been outstanding since January 1, 2013.

Pursuant to the partnership agreement, the holder or holders of our incentive distribution rights (initially Westlake) are entitled to receive certain incentive distributions that, when applying the provisions of the partnership agreement as if all net income for the period had been distributed as cash, will result in less net income allocable to common and subordinated unitholders provided that the net income exceeds certain thresholds. The incentive distribution rights are a separate equity interest and represent participating securities. No pro forma net income would have been allocable to the incentive distribution rights during the periods presented, based upon the provisions of our partnership agreement because the threshold amount would not have been exceeded.

WESTLAKE CHEMICAL PARTNERS LP PREDECESSOR
COMBINED CARVE-OUT BALANCE SHEETS
(Unaudited)

	Supplemental Pro Forma March 31, 2014 (See Note 1)	March 31, 2014	December 31, 2013
		(in thousands of dollars)	
ASSETS			
Current assets			
Accounts receivable, net	$ 54,989	$ 54,989	$ 71,812
Inventories	85,670	85,670	116,377
Prepaid expenses and other current assets	174	174	257
Deferred income taxes	4,448	4,448	4,448
Total current assets	145,281	145,281	192,894
Property, plant and equipment, net	794,176	794,176	762,972
Equity investment	10,339	10,339	10,411
Other assets, net			
Goodwill and intangible assets, net	5,873	5,873	5,873
Deferred charges and other assets, net	64,733	64,733	69,324
Total other assets, net	70,606	70,606	75,197
Total assets	$1,020,402	$1,020,402	$1,041,474
LIABILITIES			
Current liabilities			
Accounts payable	$ 96,567	$ 96,567	$ 122,564
Accrued liabilities	27,338	27,338	26,688
Total current liabilities	123,905	123,905	149,252
Long-term debt payable to Westlake	302,357	302,357	252,973
Deferred income taxes	186,122	186,122	182,855
Other liabilities	925	925	962
Distribution payable to Westlake	151,706	—	—
Total liabilities	765,015	613,309	586,042
Commitments and contingencies (Note 14)			
NET INVESTMENT			
Net investment	255,387	407,093	455,432
Total liabilities and net investment	$1,020,402	$1,020,402	$1,041,474

The accompanying notes are an integral part of the combined carve-out financial statements

(in thousands of dollars)

accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC") for interim periods. Accordingly, certain information and footnotes required for complete financial statements under generally accepted accounting principles in the United States ("U.S. GAAP") have not been included. These interim combined carve-out financial statements should be read in conjunction with the December 31, 2013 combined carve-out financial statements of the Predecessor and notes thereto, which are included elsewhere in this prospectus. These interim combined carve-out financial statements have been prepared in conformity with the accounting principles and practices as disclosed in the notes to the combined carve-out financial statements of the Predecessor for the fiscal year ended December 31, 2013.

In the opinion of management, the accompanying unaudited interim combined carve-out financial statements reflect all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair statement of the Predecessor's interim combined carve-out financial position as of March 31, 2014, its interim combined carve-out results of operations for the three months ended March 31, 2014 and 2013 and the changes in its interim combined carve-out cash position for the three months ended March 31, 2014 and 2013.

Results of operations and changes in cash position for the interim periods presented are not necessarily indicative of the results that will be realized for the fiscal year ending December 31, 2014 or any other interim period. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The interim combined carve-out statements of operations also include expense allocations for certain functions historically performed by the Parent and allocated to the ethylene business, including allocations of general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives and stock-based compensation. These allocations were based primarily on the basis of direct usage when identifiable, with the remainder allocated on the basis of fixed assets, headcount or other measure. The Predecessor's management believes the assumptions underlying the interim combined carve-out financial statements, including the assumptions regarding allocation of expenses from the Parent, are reasonable and reflect all costs related to the operations of the Predecessor, including those incurred by the Parent on behalf of the Predecessor. Nevertheless, the interim combined carve-out financial statements may not include all of the expenses that would have been incurred had the Predecessor been a stand-alone company during the periods presented and may not reflect its results of operations, financial position and cash flows had the Predecessor been a stand-alone company during the periods presented.

Westlake Chemical Corporation uses a centralized approach to the cash management and financing of its operations. The cash generated by the Predecessor's operations is transferred to Westlake Chemical Corporation daily, and Westlake Chemical Corporation funds the Predecessor's operating and investing activities as needed. Accordingly, the cash and cash equivalents generated by the Predecessor's operations and held by Westlake Chemical Corporation were not presented in its interim combined carve-out financial statements for any of the periods presented. The Predecessor reflected transfers of cash to and from Westlake Chemical Corporation's cash management system as a component of "Net investment" on its interim combined carve-out balance sheets, and as part of "Net distributions to Parent" on its interim combined carve-out statements of cash flows.

Supplemental Pro Forma Information

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of the Partnership's proposed initial public offering, OpCo intends to distribute $151,706 to Westlake to reimburse



Westlake Chemical Partners LP

11,250,000 Common Units
Representing Limited Partner Interests

Prospectus

, 2014

Barclays
UBS Investment Bank
BofA Merrill Lynch
Deutsche Bank Securities
Morgan Stanley

Goldman, Sachs & Co.
J.P. Morgan
Wells Fargo Securities

Through and including , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.